2004 ANNUAL REPORT



PARK NATIONAL CORPORATION

FINANCIAL HIGHLIGHTS



RECEIVED
MAR 1 5 2005
185
WASH., D.C.
SECTION

(Dollars in thousands, except per share data)	2004	2003	Percent Change
Earnings:			
Total interest income	**$ 270,993**	$ 264,629	2.40%
Total interest expense	**58,702**	61,992	–5.31%
Net interest income	**212,291**	202,637	4.76%
Net income	**91,507**	86,878	5.33%
Per Share:			
Net income — basic	**6.38**	6.01	6.16%
Net income — diluted	**6.32**	5.97	5.86%
Cash dividends declared	**3.414**	3.209	6.39%
Book value (end of period)	**39.28**	37.57	4.55%
At Year-End:			
Total assets	**$5,412,584**	$5,034,956	7.50%
Deposits	**3,689,861**	3,414,249	8.07%
Loans	**3,120,608**	2,730,803	14.27%
Investment securities	**1,926,782**	1,991,226	–3.24%
Total borrowed funds	**1,074,024**	1,002,736	7.11%
Stockholders' equity	**562,561**	543,041	3.59%
Ratios:			
Return on average equity	**17.00%**	16.69%	—
Return on average assets	**1.81%**	1.81%	—
Efficiency ratio	**47.11%**	45.66%	—

NET INCOME *(millions)*



2004
$91.5
2003
$86.9
2002
$85.6
2001
$78.4
2000
$68.5

EARNINGS PER SHARE *(diluted)*



2004
$6.32
2003
$5.97
2002
$5.86
2001
$5.31
2000
$4.58

RETURN ON AVERAGE EQUITY



2004
17.0%
2003
16.7%
2002
17.6%
2001
17.3%
2000
16.6%

RETURN ON AVERAGE ASSETS



2004
1.81%
2003
1.81%
2002
1.93%
2001
1.84%
2000
1.65%

The obvious purpose of this letter is for the people who manage Park National to report on the previous year, 2004, to the people who own it. Realizing that we like our jobs and would like to keep them, you are justified in reading our letter with a slightly jaundiced eye—especially if we seem to be spreading it on a bit thick. There is, however, one important reason for you to conclude that in most instances our interests parallel your own.

All the managers, and indeed most of the people who are employed by Park National Corporation and its affiliates, are owners also. And in most cases their ownership is substantial, at least in relation to their resources. Many have borrowed heavily to buy stock and have that added incentive to be particularly attentive to the well-being of the company. Our stock option plan, which we will ask shareholders to extend at this year's annual meeting, has been helpful in expanding ownership among Park associates. Since its inception in 1995, Park people have purchased in excess of 300,000 shares under this plan at a cost of $20 million. As we have written in previous letters, our plan has none of the characteristics that have given the whole stock option concept a bad name. Optioned shares are purchased in the open market so no ownership dilution is suffered by shareholders. And stock purchased by associates through the plan must be held for five years. This feature makes the plan a vehicle to increase stock ownership, not compensation. Having those employed by Park National as stockholders is a win-win situation, for us as employees and for all of us as shareholders.

Now, after that bit of editorializing, let's turn to the results—how did we do last year? The short answer is not bad. Not as good as we like to do, but, all things considered, not bad. To give it to you in conventional terms, our net income increased by 5.3 percent to $91.5 million (a lot of money, any way you look at it) and our per share earnings were up 5.9 percent to $6.32. We always strive for double digit increases; unfortunately, we don't always achieve them. In past letters we've complained about companies that report disappointing earnings but explain that if certain unfortunate and "non-recurring" (a favorite term) items are not counted, then they had, in fact, an outstanding year. We've tried to avoid that kind of thing. But this year we're joining the pack, albeit in reverse. For except for several items included in our income statement, our earnings would have increased not by 5.3 percent, but by slightly less than 1 percent—that's right, by less than 1 percent! In 2003 we took losses in our securities portfolio of $6.1 million; in 2004 our losses were $0.8 million. The difference added $5.3 million to the increase in 2004 earnings. Likewise, we provided $4 million less in our allowance for loan losses and this had the same effect. However, this was an appropriate action since our actual loan losses were down some $3.6 million.

So the question you must be asking and we should be answering is: What happened? Why, if this is a fair way to look at 2004, did Park have a flat year? By far and away the main reason was the reduction in Other Service Income (our mortgage banking fees), which were $21.6 million in 2003 and dropped more than 50 percent to $10.3 million last year. We've discussed these at some length before and won't repeat all that again, except to say that when interest rates are very low there is oftentimes a great opportunity to make money by refinancing residential mortgage loans. When rates go up the business goes away. If all this seems a little confusing, and it is, perhaps you'd rather just forget it and remember that our reported earnings were up 5.3 percent.

A number of years ago we were warned that the future for Park National Corporation was problematic. Technology in the banking business was changing and improving fast, and it was suggested that at our size we did not have the resources (neither the dollars to buy nor the brains to run) the new technology. Therefore, we should anticipate we would fall further and further behind. (You will not be surprised to learn that these kinds of predictions were made by large bank holding companies that were offering to save the day by buying us.) Several things happened. First we were able to grow substantially. In 1987, when our holding company was formed, our assets totaled less than $550 million; at the end of 2004 we were almost ten times as large with assets of $5.4 billion. The additional financial resources enabled us to be able to afford the technology, and we found that we had some very brainy people already on board and where others were needed we hired them. Beyond that, the cost of technology fell and continues to fall. So we've solved that problem. Our technology is as good and up-to-date as anybody's.

However, this growth and our resulting size have confronted us with new challenges, things we spend a lot of time thinking about. Essentially our concern is that as we grow we not lose sight of those attributes that have been most responsible for the success we have enjoyed. In 1987 we were two banks operating in three counties. With the consummation of two recent mergers we are now twelve banks plus two specialized finance companies operating in 28 counties. That is a lot of growth, measured in assets, earnings, or in affiliates. There are many reasons for this growth—none more important than our very good people, their hard work, and the effective way they carry out their responsibilities.

In addition it is our firm belief that we succeed because of the way we approach our business. It is sometimes referred to as the Community Banking model. We certainly didn't invent it, but we've gotten pretty good at executing it, and unlike most bank holding companies our size and larger, we have stuck with it despite some inefficiencies. For instance, it's more labor intensive. When you call one of our banks you will be greeted by a person, rather than a recorded message advising you to punch 1 for this and 2 for that and 3 for something else, followed by the news that all representatives are busy serving others but that your call is very important and someone (meaning a real person) will be with you in 15 or 30 minutes. That may be efficient from the bank's standpoint. It is not a very efficient use of your time.

We try to hire associates who really care about people and gain job satisfaction from serving them well—working with customers one-on-one. And then we train them so that they know their business. We want people who want to solve your problem rather than pass it on to someone else. Bankers that operate in this manner must be empowered to make decisions—on their own. That involves risks, and mistakes. And the mistakes can be costly. And it's inefficient. But we're willing to assume the risks, and the costs, and the inefficiencies. Actually all this is a statement of what we aspire to do. We aren't nearly there and probably never will be. But we are going to keep working on it.

Our structure represents another inefficiency. Instead of one bank with 132 offices and one President, we operate 12 separate banks, two specialty finance companies and a data processing company, each with its own president and board of directors. Each of these units is run independently and locally, and with a great deal of autonomy. We expect the presidents to have the good sense and judgment to know when to look for help and guidance. They in turn take pride in their individual organizations and do a much better job than they would with the limited authority of "area presidents" or "branch managers."

We mentioned in our third quarter letter that we had entered into agreements to acquire two banking companies. First Federal Bancorp, Inc. joined us officially on the last day of 2004 and The First Clermont Bank on January 3, 2005. Together they added some $450 million to our assets. We paid for them with cash. Therefore, no dilution of ownership was involved since we did not have to issue new shares. During the year we added four in-store branches; we have one more planned for 2005. And we have two freestanding offices under construction in suburban Columbus and Cincinnati. We've been asked if our community banking strategy is applicable to urban areas. We think so. It involves personal, one-on-one service and people like that no matter where they live.

Several other items of note:

- A nice success story is Guardian Finance Company, which we established in 1999 with a single office in Hilliard, Ohio. Today Guardian has 8 offices, over $25 million in assets, and earned $1.1 million last year.
- Another success story involves our data processing people. Years ago when we would attempt a conversion, it would take days, maybe weeks to complete, and sometimes months to work out the "bugs." In recent years, including 2004, conversions are frequent and seem to be routine. But they aren't routine, anything but. The data processing folks work nights and weekends, but those of us not directly involved hardly notice since everything goes smoothly and "bugs" are rare or absent. Their good work deserves a great deal more praise than it receives.
- We also have a failure story, our failure to be able to stop what our President refers to as "fraud and preventable errors." Of course we'll never be able to completely eliminate these losses, but we would like to drive the amount down, even as we grow larger.
- Many of you are familiar with the Sarbanes-Oxley Act. It affects not only banks but all sorts of businesses. It resulted from a very few terrible corporate scandals that damaged the reputation of business in general. It has and will continue to cost us a considerable sum of money for computer software and labor to measure, monitor and report the levels of financial controls required by this legislation. For the first time we have found it necessary to establish a separate, discreet function in order to comply with the vast array of regulatory requirements embodied in this and other recently enacted legislation. We will, however, benefit from the improved and strengthened financial controls.

Howard E. LeFevre retired from our corporate board at the end of 2004. He was very much involved in the 1987 formation of the holding company and served as a founding director. Mr. LeFevre continues as a member of The Park National Bank board, which he joined in 1956. Park National has had four CEOs since the mid 1920s and each of them has had the good fortune to have access to the keen judgment and extensive business experience of Howard LeFevre. He is as close to an ideal director as one is likely to find. He understands the banking business and he understands his role as a representative of the owners to assist management while also carefully monitoring management performance. He is a community leader who continues to be active in projects that enhance community life.

Several other changes became effective at January 1. Added to the board of Park National Corporation were F. William Englefield IV, President of Englefield, Inc., and Michael J. Menzer, President of Northstreet Partners, LLC. Dan DeLawder assumed the title of Chairman of the Board, David Trautman became President and a member of the board, Harry Egger continues as Vice Chairman, and Bill McConnell continues as Chairman of the Executive Committee. These changes in title are little more than just that. Dan has been the Chief Executive Officer since 1999 and continues as the boss assisted by David. While Harry and Bill are not active in the day-to-day affairs of the company, they offer advice and assistance when it is solicited, and sometimes when it is not.

The outlook for 2005 is bright. We expect our earnings to be enhanced by the addition of our two new banks. Our experience has been that the best way to ensure future success is to find and hire outstanding people. We did that selectively in 2004. The payoff will be realized in each of many years to come. We appreciate your support and count on you to continue to refer prospective customers to us.



William T. McConnell
Chairman



Harry O. Egger
Vice Chairman



C. Daniel DeLawder
President

TABLE OF CONTENTS

STOCK LISTING:

AMEX Symbol – PRK
CUSIP #700658107

GENERAL STOCKHOLDER INQUIRIES:

Park National Corporation
David L. Trautman, Secretary
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-3927

DIVIDEND REINVESTMENT PLAN:

The Corporation offers a plan whereby participating stockholders can purchase additional shares of Park National Corporation common stock through automatic reinvestment of their regular quarterly cash dividends. All commissions and fees connected with the purchase and safekeeping of the shares are paid by the Corporation. Details of the Plan and an enrollment card can be obtained by contacting the Corporation's Stock Transfer Agent and Registrar as indicated below.

DIRECT DEPOSIT OF DIVIDENDS:

The Corporation's stockholders may have their dividend payments directly deposited into their checking, savings or money market account. This direct deposit of dividends is free for all stockholders. If you have any questions or need an enrollment form, please contact the Corporation's Stock Transfer Agent and Registrar indicated below.

STOCK TRANSFER AGENT AND REGISTRAR:

First-Knox National Bank
Post Office Box 1270
One South Main Street
Mount Vernon, Ohio 43050-1270
800/837-5266 Ext. 5208

FORM 10-K:

All forms filed by the Corporation with the SEC (including our Form 10-K for 2004) are available on our website by clicking on the Documents/SEC Filings section of the Investor Relations page. These forms may also be obtained, without charge, by contacting the Secretary as indicated above.

INTERNET ADDRESS:

www.parknationalcorp.com

E-MAIL:

David L. Trautman
dtrautman@parknationalbank.com



Back Row Standing: **Lee Zazworsky** - President, Mid State Systems, Inc.; **James J. Cullers** - Of Counsel, Zelkowitz, Barry & Cullers; **William A. Phillips** - Chairman, Century National Bank; **John J. O'Neill** - Chairman, Southgate Corporation; **J. Gilbert Reese** - Senior Partner, Reese, Pyle, Drake & Meyer, P.L.L.

Middle Row: **Rick R. Taylor** - President, Jay Industries, Inc.; **William T. McConnell** - Chairman; **Harry O. Egger** - Vice Chairman; **C. Daniel DeLawder** - President

Front Row Seated: **Howard E. LeFevre** - Chairman of the Board, Truck One, Inc.; **Maureen Buchwald** - Owner, Glen Hill Orchard; **R. William Geyer** - Partner, Kincaid, Taylor and Geyer

CENTURY NATIONAL BANK DIRECTORS



Michael L. Bennett
Vice President of
Corporate Affairs
The Longaberger Company



Ronald A. Bucci
Co-Owner
Buckeye Stoneware
Partner in Fineline
Imprints



Ward D. Coffman, III
Attorney
Sole Practitioner



R. William Geyer
Partner
Kincaid, Taylor and Geyer



Robert D. Goodrich, II
Chairman and CEO
Wendy's Management Group, Inc.



Patrick L. Hennessey
President
P & D Transportation, Inc.



Robert D. Kessler
President
Kessler Sign Company



John W. Kozak
Senior Vice President
and
Chief Financial Officer
The Park National Bank



Henry C. Littick II
President
Southeastern Ohio
Broadcasting Systems Inc.



Thomas M. Lyall
President



Don R. Parkhill
Vice President and Director
Jacobs, Vanaman Agency, Inc.



William A. Phillips
Chairman



James L. Shipley
President
Miller-Lynn Insurance Service
and Smith-Brogan Insurance
Agency



Thomas L. Sieber
President and CEO
Genesis HealthCare System



Dr. Anne C. Steele
President
Muskingum College



Dr. Robert J. Thompson
Neurologist
Neurological Associates
of Southeastern Ohio, Inc.

THE CITIZENS NATIONAL BANK DIRECTORS



William C. Fralick
President
Security National Bank



Dr. Robert Head
President
Urbana University



Robert McConnell
President
Desmond-Stephan Mfg. Co.



Charles R. Saxbe
Partner
Chester, Willcox & Saxbe



Ralph Smucker
Owner
Smucker Insurance Agency



Ronald Welch
Farmer



James R. Wilson
President



John Wing
Farmer

FAIRFIELD NATIONAL DIVISION ADVISORY BOARD DIRECTORS



Charles P. Bird, Ph.D.
Vice President
Regional Higher Education
Ohio University, Athens



C. Daniel DeLawder
President
Park National Corporation



Leonard F. Gorsuch
Chairman and CEO
Fairfield Homes, Inc.



Edward J. Gurile, Jr.
Senior Vice President



Eleanor V. Hood
Retired Co-manager
The Lancaster Festival



Jonathan W. Nusbaum, M.D.
Director of Medical Education
Fairfield Medical Center



S. Alan Risch
President
Risch Drug Stores, Inc.



Mina H. Ubbing
CEO
Fairfield Medical Center



Paul Van Camp
Owner
P.V.C. Limited



Stephen G. Wells
President

FARMERS AND SAVINGS DIVISION ADVISORY BOARD DIRECTORS



Patricia A. Byerly
Retired Funeral Director
Byerly Lindsey Funeral Home



Timothy R. Cowen
Vice President
Cowen Truck Line, Inc.



James S. Lingenfelter
President



Roger E. Stitzlein
General Manager
Loudonville Farmers Equity



Chris D. Tuttle
President
Amish Oak Furniture Company, Inc.



Gordon E. Yance
President
First-Knox National Bank

THE FIRST-KNOX NATIONAL BANK DIRECTORS



Maureen Buchwald
Owner
Glen Hill Orchard



James J. Cullers
Of Counsel
Zelkowitz, Barry & Cullers



Ronald J. Hawk
President
Danville Feed and Supply, Inc.



William B. Levering
President & CEO
Levering Management, Inc.



Noel C. Parrish
President
NOE, Inc.



Mark R. Ramser
President
Ohio Cumberland Gas Co.



R. Daniel Snyder
Director
Snyder Funeral Homes, Inc.



Roger E. Stitzlein
General Manager
Loudonville Farmers Equity



David L. Trautman
Executive Vice President
The Park National Bank



Carlos E. Watkins
Retired President
First-Knox National Bank



Gordon E. Yance
President



Donna M. Alvarado
Managing Director
AGUILA International



C. Daniel DeLawder
President



F.W. Englefield IV
President
Englefield, Inc.



Howard E. LeFevre
Chairman of the Board
Truck One, Inc.



William T. McConnell
Chairman



Michael J. Menzer
President
Northstreet Partners, LLC.
and White Oak Partners, Inc.



Dr. Charles W. Noble, Sr.
Pastor
Shiloh Missionary
Baptist Church



John J. O'Neill
Chairman
Southgate Corporation



Robert E. O'Neill
President
Southgate Corporation



J. Gilbert Reese
Senior Partner
Reese, Pyle, Drake &
Meyer, P.L.L.



David L. Trautman
Executive Vice President



Lee Zazworsky
President
Mid State Systems, Inc.

THE RICHLAND TRUST COMPANY DIRECTORS



Ronald L. Adams
Retired President
DAI Emulsions, Inc.



Mark Breitinger
President
Milark Industries



Michael L. Chambers
President
J&B Acoustical



C. Daniel DeLawder
President
Park National Corporation



Benjamin A. Goldman
Retired President
Superior Building Services



Timothy J. Lehman
President



Grant E. Milliron
President
Milliron Industries



Shirley Monica
President
S.S.M. Inc.



Raymond A. Piar
Executive Vice
President



Linda H. Smith
Managing Partner
Ashwood LLC



Rick R. Taylor
President
Jay Industries, Inc.

SECOND NATIONAL BANK DIRECTORS



Tyeis Baker Baumann
President
Rebsco, Inc.



Fred C. Brumbaugh
Retired President
Nelson Tree Service



C. Daniel DeLawder
President
Park National Corporation



Neil J. Diller
Chief Financial Officer
Cooper Farms, Inc.



Jeff Hittle
President, Hittle Pontiac-Cadillac-GMC Dealership



Wesley M. Jetter
President
Ft. Recovery Industries



Raymond H. Lear
Chairman
Retired Regional Manager
Hughes Supply Inc.



Marvin J. Stammen
President

SECURITY NATIONAL BANK DIRECTORS



R. Andrew Bell
President
Consolidated Insurance Company



Harry O. Egger
Chairman of the Board



Larry D. Ewald
President
Process Equipment Company



William C. Fralick
President



Larry E. Kaffenbarger
President
Kaffenbarger Truck Equipment Company



Thomas P. Loftis
President
Midland Properties, Inc.



Dr. Karen E. Rafinski
President and CEO
Clark State Community College



Chester L. Walthall
President
Heat-Treating, Inc.



Robert A. Warren
President
Hauck Bros., Inc.

UNITED BANK, N.A. DIRECTORS



W. J. Blicke
Retired
Senior Vice President
United Bank, N.A.



Joe D. Donithen
Retired President and CEO
United Bank, N.A.



Kenneth A. Parr, Jr.
Independent Insurance Agent
Parr Insurance Agency, Inc.



Donald R. Stone
President



Douglas M. Schilling
President
Schilling Graphics, Inc.



David L. Trautman
Executive Vice
President
The Park National Bank



Donald E. Widman, M.D.
Retired Radiologist



Douglas Wilson
Owner
Doug's Toggery

UNITY NATIONAL DIVISION ADVISORY BOARD DIRECTORS



Dr. Richard N. Adams
Self-employed Consultant



Tamara Baird-Ganley
Director
Baird Funeral Home



John A. Brown
President



Mimi A. Crawford
President
Craycon Homes, Inc.



Thomas E. Dysinger
Senior Partner and President
Dysinger, Stewart & Downing,
L.P.A.



William C. Fralick
President
Security National Bank



Dr. Douglas D. Hulme
DVM, President
Oakview Veterinary Hospital



W. Samuel Robinson
Partner
Murray, Wells, Wendeln &
Robinson CPAs, Inc.

OFFICERS

Park National Corporation


PARK
NATIONAL

William T. McConnell
Chairman

Harry O. Egger
Vice Chairman

C. Daniel DeLawder
President

David L. Trautman
Secretary

John W. Kozak
Chief Financial Officer

Century National Bank


CENTURY
NATIONAL BANK

William A. Phillips
Chairman

Thomas M. Lyall
President

Maryann Thornton
Secretary/Treasurer

Barbara A. Gibbs
Senior Vice President

Jack W. Imes
Senior Vice President

Patrick L. Nash
Senior Vice President

Raymond L. Omen
Senior Vice President

Michael F. Whiteman
Senior Vice President

Thomas W. Durant
Vice President

Jeffrey C. Jordan
Vice President

Bruce D. Kolopajlo
Vice President

Mark A. Longstreth
Vice President

James R. Merry
Vice President

Shawn W. Phelps
Vice President and Trust Officer

C. Eugene Savage
Vice President

Jody D. Spencer
Vice President

Thomas N. Sulens
Vice President

Carol S. Tolson
Vice President

Brent A. Barnes
Assistant Vice President and Auditor

Ann M. Gildow
Assistant Vice President

Anita L. Heckel
Assistant Vice President

Janice A. Hutchison
Assistant Vice President

Brian G. Kaufman
Assistant Vice President

M. Rick Knox
Assistant Vice President

Cynthia J. Snider
Assistant Vice President

Larry M. Tracey
Assistant Vice President

Patricia A. Boyd
Banking Officer

Jon B. Brown
Banking Officer

April D. Crabtree
Banking Officer

John D. Dal Ponte
Banking Officer

Deborah A. Gheen
Banking Officer

Dan D. Johnson
Banking Officer

Susan A. Lasure
Banking Officer

Karen D. Lowe
Banking Officer

Diana F. McCloy
Banking Officer

Rebecca A. Palmerton
Banking Officer

Beth A. Seyerle
Banking Officer

Victoria M. Thomas
Banking Officer

Douglas J. Wells
Banking Officer

Sherry A. Ziemer
Banking Officer

Molly J. Allen
Administrative Officer

Paula L. Meadows
Administrative Officer

Saundra W. Pritchard
Administrative Officer

Emila S. Smith
Administrative Officer

The Citizens National Bank


THE
CITIZENS
NATIONAL
BANK

James R. Wilson
President

Tim Bunnell
Vice President and Chief Financial Officer

Judith A. Markin
Vice President

Loretta A. George
Assistant Vice President

Rick L. McCain
Assistant Vice President

Patricia A. Severn
Assistant Vice President

Consolidated Computer Center
Division of The Park National Bank


CONSOLIDATED
COMPUTER CENTER

Terrance M. Sullivan
President

Sherron L. Hamm
Assistant Vice President

Thomas A. Underwood
Assistant Vice President

Anthony L. Kendziorski
Banking Officer

Sandra S. Travis
Banking Officer

J. Douglas Goldsmith
Administrative Officer

Richard H. Langley
Administrative Officer

Kristyn S. Mentzer
Administrative Officer

Mark D. Ridenbaugh
Administrative Officer

Fairfield National
Division of The Park National Bank


FAIRFIELD NATIONAL BANK
DIVISION OF THE PARK NATIONAL BANK

Stephen G. Wells
President

Edward J. Gurile, Jr.
Senior Vice President

Richard E. Baker II
Vice President

Daniel R. Bates
Vice President

Timothy D. Hall
Vice President

Linda M. Harris
Vice President

Thomas L. Kokensparger
Vice President and Trust Officer

Ronald L. Bibler
Assistant Vice President and Auditor

Virginia E. Blythe
Assistant Vice President

Linda K. Boch
Assistant Vice President

Eric G. Dewey
Assistant Vice President

Molly S. Bates
Banking Officer

Linda B. Boch
Banking Officer

Donna M. Cotterman
Banking Officer

Monica Hampson
Banking Officer

David J. Lawler
Banking Officer

Sabrena L. McClure
Banking Officer

Melissa J. McMullen
Banking Officer

Judith I. Smeck
Banking Officer

Sandra S. Uhl
Banking Officer

Sharon L. Brown
Administrative Officer

Janet K. Cochenour
Administrative Officer

Brenda S. Shamblin
Administrative Officer

Loretta J. Swyers
Administrative Officer

Brooke A. Taley
Administrative Officer

Tina L. Taley
Administrative Officer

Farmers and Savings
Division of The First-Knox National Bank


FarmersBank
Farmers and Savings Bank

James S. Lingenfelter
President

Kenneth G. Gosche
Senior Vice President

Sharon E. Blubaugh
Vice President

Hal D. Sheaffer
Vice President

Wayne D. Young
Vice President

Gregory A. Henley
Assistant Vice President

Barbara J. Young
Assistant Vice President

Michael C. Bandy
Trust and Administrative Officer

The First-Knox National Bank


FIRST-KNOX
NATIONAL BANK

Gordon E. Yance
President

W. Douglas Leonard
Senior Vice President

Vickie A. Sant
Senior Vice President

Ian Watson
Senior Vice President and Trust Officer

Kathy K. Blackburn
Vice President

James E. Brinker
Vice President

William C. Brunka
Vice President

Cheri L. Butcher
Vice President and Trust Officer

J. Curtis Cree
Vice President

Lawrence A. Dailey
Vice President

Mark P. Leonard
Vice President

Jesse L. Marlow
Vice President

Barbara A. Barry
Assistant Vice President

Rebecca A. Brownfield
Assistant Vice President

Patty S. Durbin
Assistant Vice President

The First-Knox National Bank (CONTINUED)

Cynthia L. Higgs
Assistant Vice President

Bruce B. Hite
Assistant Vice President

Debra E. Holiday
Assistant Vice President

R. Edward Kline
Assistant Vice President

Julie A. Leonard
Assistant Vice President

Rebecca K. Rodeniser
Assistant Vice President

Gregory M. Roy
Assistant Vice President

Jerry D. Simon
Assistant Vice President

Joan M. Stout
Assistant Vice President

Todd P. Vermilya
Assistant Vice President

Mark D. Blanchard
Banking Officer

Phyllis D. Colopy
Banking Officer

Patti J. Frazee
Banking Officer

Todd A. Geren
Banking Officer

James S. Meyer
Banking Officer

Daniel A. Shrimplin
Banking Officer and Auditor

Sherry L. Snyder
Banking Officer

Sherri L. Stringfellow
Banking Officer

Rea D. Wirt
Banking Officer

Ella E. Altizer
Administrative Officer

Heather A. Brayshaw
Administrative Officer

Robert T. Brooke
Administrative Officer

Deborah S. Dove
Administrative Officer

Erin C. Kelty
Administrative Officer

Tammy S. Lemley
Administrative Officer

Bethanne Moore
Administrative Officer

Jared A. Young
Administrative Officer

Guardian Financial Services


GUARDIAN
FINANCE COMPANY

Earl W. Osborne
President

Matthew R. Marsh
Assistant Vice President

Mary E. Parsell
Lending Officer

The Park National Bank


PARK
NATIONAL BANK

William T. McConnell
Chairman

C. Daniel DeLawder
President

David L. Trautman
Executive Vice President

Thomas J. Button
Senior Vice President

John W. Kozak
Senior Vice President and Chief Financial Officer

Stuart N. Parsons
Senior Vice President and Trust Officer

Cheryl L. Snyder
Senior Vice President

William R. Wilson
Senior Vice President

David G. Bernon
Vice President

Adrian O. Breen
Vice President

Peter G. Cassanos
Vice President

K. Douglas Compton
Vice President

Cynthia H. Crane
Vice President

Thomas M. Cummiskey
Vice President and Trust Officer

Lynn B. Fawcett
Vice President and Auditor

Michael G. Giulioli
Vice President

Lawrence E. Green
Vice President and Trust Officer

Daniel L. Hunt
Vice President

Steven J. Klein
Vice President

Edward D. Lewis
Vice President

Laura B. Lewis
Vice President

Terry C. Myers
Vice President and Trust Officer

Jerry S. Nethers
Vice President

Eric E. Ott
Vice President

Karen K. Rice
Vice President

Brian L. Rogg
Vice President

David J. Rohde
Vice President

Alan C. Rothweiler
Vice President and Auditor

R. Michael Shannon
Vice President

Robert G. Springer
Vice President

Julie L. Strohacker
Vice President and Trust Officer

Paul E. Turner
Vice President

Dean W. Weinert
Vice President

Jeffrey A. Wilson
Vice President and Auditor

Gail A. Blizzard
Assistant Vice President

Kathleen O. Crowley
Assistant Vice President and Auditor

Catherine J. Evans
Assistant Vice President

Judith A. Franklin
Assistant Vice President

Joan L. Franks
Assistant Vice President

The Park National Bank (CONTINUED)

John S. Gard
Assistant Vice President and Trust Officer

Donald R. Harris, Jr.
Assistant Vice President

Ned E. Harter
Assistant Vice President

Jason D. Hughes
Assistant Vice President

Anthony K. Johnson
Assistant Vice President

R. Kathleen Johnson
Assistant Vice President

Teresa M. Kroll
Assistant Vice President and Trust Officer

Brenda L. Kutan
Assistant Vice President

Michael D. McDonald
Assistant Vice President

Ronald C. McLeish
Assistant Vice President

Lydia E. Miller
Assistant Vice President

Jennifer L. Morehead
Assistant Vice President

Lisa C. Morton
Assistant Vice President

Tina M. Queen
Assistant Vice President

Ralph H. Root III
Assistant Vice President

Christine S. Schneider
Assistant Vice President

Brian E. Smith
Assistant Vice President

Gregory A. Taylor
Assistant Vice President

Linda R. Tempesta
Assistant Vice President

John B. Uible
Assistant Vice President and Trust Officer

Ronald A. Walters
Assistant Vice President

Barbara A. Wilson
Assistant Vice President

Christa D. Wright
Assistant Vice President

Renee L. Baker
Banking Officer

Kathryn A. Bennett
Trust Officer

Dixie C. Brown
Banking Officer

Alice M. Browning
Banking Officer

Beverly A. Clark
Trust Officer

Jill S. Evans
Banking Officer

Brenda M. Frakes
Banking Officer

David W. Hardy
Banking Officer

Louise A. Harvey
Banking Officer

Damon P. Howarth
Trust Officer

Kimberly G. McDonough
Banking Officer

Scott R. Robertson
Banking Officer

Melinda S. Smith
Banking Officer

Carol S. Whetstone
Trust Officer

J. Brad Zellar
Trust Officer

Kathy L. Allen
Administrative Officer

Sharon L. Bolen
Administrative Officer

Amber L. Cummins
Assistant Trust Officer

Kristie L. Green
Assistant Trust Officer

Celina F. Jordan
Administrative Officer

William R. Kashner
Administrative Officer

Alice M. Keefe
Administrative Officer

Candy J. Lehman
Assistant Trust Officer

Douglas B. Marston
Administrative Officer

Julia E. McCormack
Administrative Officer

Denise A. Miller
Assistant Trust Officer

Diane M. Oberfield
Administrative Officer

Gregory M. Rhoads
Administrative Officer

Jill L. Richey
Administrative Officer

Robin L. Stein
Administrative Officer

Adam T. Stypula
Administrative Officer

Lori B. Tabler
Administrative Officer

Angie D. Treadway
Administrative Officer

Jenny L. Ward
Administrative Officer and Assistant Auditor

Bethany B. White
Administrative Officer

The Richland Trust Company


RichlandBank
Richland Trust Company

Timothy J. Lehman
President

Raymond A. Piar
Executive Vice President

Douglas G. Walter
Senior Vice President

Gary A. Bobst
Vice President

James A. Clark
Vice President

Jerrold J. Coon
Vice President

David J. Gooch
Vice President

Charla A. Irvin
Vice President and Trust Officer

Michael A. Jefferson
Vice President

Mark F. Kiamy
Vice President and Auditor

Carol A. Michaels
Vice President

M. John Ruehle
Vice President

John P. Stewart
Vice President and Trust Officer

Edward F. Adams
Assistant Vice President

Katharine J. Barré
Assistant Vice President

The Richland Trust Company (CONTINUED)

Edward A. Brauchler
Assistant Vice President

Edward E. Duffey
Assistant Vice President

Sharon S. Freeman
Assistant Vice President

Barbara A. Miller
Assistant Vice President

Jon R. Mull
Assistant Vice President

Rebecca J. Toomey
Assistant Vice President

Linda M. Whited
Assistant Vice President

Sandra S. Brodbeck
Banking Officer

Jim D. Burton
Banking Officer

Connie K. DeVault
Banking Officer

Susan A. Fanello
Banking Officer

Joe Sansalone
Banking Officer

Sheryl L. Smith
Banking Officer

John Q. Cleland
Administrative Officer

Carol L. Davis
Administrative Officer

Cynthia L. Kissel
Administrative Officer

Jeffrey A. Parton
Administrative Officer

Kathleen A. Spidel
Administrative Officer

Deborah A. Sweet
Administrative Officer

Nathan D. Ujvari
Administrative Officer

Scope Aircraft Finance


Scope Aircraft Finance

Robert N. Kent Jr.
President

Charles W. Sauter
Vice President

Jean M. Moffitt
Administrative Officer

Second National Bank


SNB
SECOND
NATIONAL
BANK

Marvin J. Stammen
President

John E. Swallow
Executive Vice President

Steven C. Badgett
Senior Vice President

Marie A. Boas
Vice President and Auditor

Thomas V. Copp
Vice President and Cashier

Thomas J. Lawson
Vice President

Kent J. Monnin
Vice President

Linda K. Newbauer
Vice President

Gene A. Rismiller
Vice President

Daniel G. Schmitz
Vice President

Gerald O. Beatty
Assistant Vice President

Jerome F. Bey III
Assistant Vice President

D. Todd Durham
Assistant Vice President and Trust Officer

Kathleen A. Kilgallon
Assistant Vice President

Vicki L. Neff
Assistant Vice President

Cynthia K. Riffle
Assistant Vice President

Alexa Jo Roth
Assistant Vice President

Brian A. Wagner
Assistant Vice President

Kimberly A. Baker
Loan Officer

Diane L. Gilmore
Loan Officer

Cheryl A. Goubeaux
Accounting Officer

Joy D. Greer
Branch Manager

H.B. Hole III
Loan Officer

Roberta A. Staugler
Loan Officer

Shane D. Stonebraker
Loan Officer

Security National Bank


SECURITY
NATIONAL BANK

William C. Fralick
President

Jeffrey A. Darding
Senior Vice President

Andrew J. Irick
Senior Vice President

Daniel M. O'Keefe
Senior Vice President

Mary L. Goddard
Vice President

Thomas A. Goodfellow
Vice President

Teresa D. Hoyt
Vice President

James A. Kreckman
Vice President

James E. Leathley
Vice President

Richard O. Matthies
Vice President

Thomas L. Miller
Vice President

Thomas C. Ruetenik
Vice President

Michael B. Warnecke
Vice President

Margaret A. Chapman
Auditor

Steven B. Duelley
Assistant Vice President

Connie P. Heironimus
Assistant Vice President

Simmie King
Assistant Vice President

Marcia L. Lyons
Assistant Vice President

John M. Minyo
Assistant Vice President

Mark Robertson
Assistant Vice President

Gary J. Seitz
Assistant Vice President

Darlene S. Williams
Assistant Vice President

Rachel M. Brewer
Trust Officer

Margaret L. Foley
Trust Officer

Catherine L. Hill
Trust Officer

Joanna S. Jaques
Banking Officer

Rita A. Riley
Banking Officer

David B. Shuey
Banking Officer

Linda R. Swank
Banking Officer

Margaret E. Thornton
Trust Officer

Terri L. Wyatt
Trust Officer

Sharon K. Boysel
Operations Officer

Peg Horstman
Administrative Officer

Jeffrey B. Sanders
Administrative Officer

United Bank, N.A.


United Bank N.A.

Donald R. Stone
President

Thomas G. Stewart
Senior Vice President

Glen A. Chase
Vice President

David J. Lauthers
Vice President

Scott Bennett
Assistant Vice President

Wanda Berry
Assistant Vice President

Matthew Bickert
Assistant Vice President

James Chapman
Assistant Vice President

Floyd J. Farmer
Assistant Vice President

Richard D. Hancock
Assistant Vice President and Trust Officer

Stephen Schafer
Assistant Vice President

George Bercaw
Banking Officer

Monica Finney
Accounting Administrative Officer

James A. DeSimone
Administrative Officer

Melissa Hammock
Administrative Officer

Wanda S. Massey
Administrative Officer

B. Luanne Miller
Administrative Officer

Lorie Rinehart
Administrative Officer

Priscilla Wilcox
Administrative Officer

Unity National
Division of Security National Bank


UnityNational Bank

John A. Brown
President

Brett A. Baumeister
Senior Vice President

G. Dwayne Cooper
Vice President

David S. Frey
Vice President

Stephen W. Vallo
Vice President

Dean F. Brewer
Assistant Vice President

William E. Smith
Assistant Vice President

Connie S. Usserman
Assistant Vice President

Carol L. Van Culin
Assistant Vice President

Vivian J. Bausman
Administrative Officer

Vicki L. Burke
Trust Officer

Eva R. Trostle
Administrative Officer

Century National Bank

MAIN OFFICE
14 South Fifth Street
Post Office Box 1515
Zanesville, Ohio 43702-1515
740/454-2521

NORTH *
1201 Brandywine Boulevard
Zanesville, Ohio 43701-1086
740/455-7285

NORTH MILITARY *
990 Military Road
Zanesville, Ohio 43701
740/454-8505

SOUTH *
2127 Maysville Avenue
Zanesville, Ohio 43701-5748
740/455-7301

SOUTH MAYSVILLE *
2810 Maysville Pike
Zanesville, Ohio 43701
740/455-3169

EAST *
1705 East Pike
Zanesville, Ohio 43701-6601
740/455-7304

KROGER - NORTH *
3387 Maple Avenue
Zanesville, Ohio 43701
740/455-7326

LENDING OFFICE
33 South Fifth Street
Zanesville, Ohio 43701-3531
740/454-6892

MARKET STREET *
505 Market Street
Zanesville, Ohio 43701
740/588-2222

ATHENS *
898 East State Street
Athens, Ohio 45701-2115
740/593-7756

COSHOCTON *
100 Downtowner Plaza
Coshocton, Ohio 43812-1921
740/623-0114

COSHOCTON – MAIN STREET *
639 Main Street
Coshocton, Ohio 43812
740/622-4455

DRESDEN *
91 West Dave Longaberger Avenue
Dresden, Ohio 43821-9726
740/754-2265

LOGAN *
61 North Market Street
Logan, Ohio 43138
740/385-5621

NEWCOMERSTOWN *
220 East State Street
Newcomerstown, Ohio 43832
740/498-4103

NEW CONCORD *
One West Main Street
New Concord, Ohio 43762-1218
740/872-3908

NEW LEXINGTON
206 North Main Street
New Lexington, Ohio 43764-1263
740/342-4103

* Automated Teller Machine

The Citizens National Bank

MAIN OFFICE *
One Monument Square
Post Office Box 808
Urbana, Ohio 43078-0808
937/653-1200

MECHANICSBURG *
2 South Main Street
Mechanicsburg, Ohio 43044
937/834-3387

PLAIN CITY
105 West Main Street
Plain City, Ohio 43064
614/873-5521

SCIOTO STREET *
828 Scioto Street
Urbana, Ohio 43078
937/653-1200

NORTH LEWISBURG *
8 West Maple Street
North Lewisburg, Ohio 43060
937/747-2911

* Automated Teller Machine

Fairfield National Division

MAIN OFFICE
143 West Main Street
Post Office Box 607
Lancaster, Ohio 43130-0607
740/653-7242

MAIN OFFICE DRIVE-THRU *
150 West Wheeling Street
Lancaster, Ohio 43130-3707
740/653-7242

BALTIMORE *
1301 West Market Street
Baltimore, Ohio 43105-1044
740/862-4104

EAST MAIN *
1001 East Main Street
Lancaster, Ohio 43130
740/653-5598

WEST FAIR *
1001 West Fair Avenue
Lancaster, Ohio 43130
740/653-1199

MEMORIAL DRIVE *
1280 North Memorial Drive
Post Office Box 607
Lancaster, Ohio 43130-0607
740/653-1422

KROGER - CANAL WINCHESTER *
6095 Gender Road
Canal Winchester, Ohio 43110
614/920-2454

Fairfield National Division (Continued)

KROGER - EAST MAIN STREET *
1141 East Main Street
Post Office Box 607
Lancaster, Ohio 43130-0607
740/653-9375

KROGER - MEMORIAL DRIVE *
1735 North Memorial Drive
Post Office Box 607
Lancaster, Ohio 43130-0607
740/681-1610

KROGER - PICKERINGTON CENTRAL *
1045 Hill Road North
Pickerington, Ohio 43147
614/759-1522

KROGER - PICKERINGTON NORTH *
7833 Refugee Road NW
Pickerington, Ohio 43147
614/833-5613

MEIJER - LANCASTER *
2900 Columbus-Lancaster Road
Lancaster, Ohio 43130
740/687-1000

* Automated Teller Machine

Farmers and Savings Division

ASHLAND LOAN OFFICE
1161 East Main Street
Ashland, Ohio 44805-2831
419/281-1590

LOUDONVILLE *
120 North Water Street
Post Office Box 179
Loudonville, Ohio 44842-0179
419/994-4115

PERRYSVILLE *
112 North Bridge Street
Post Office Box 156
Perrysville, Ohio 44864-0156
419/938-5622

* Automated Teller Machine

The First-Knox National Bank

MAIN OFFICE
One South Main Street
Post Office Box 1270
Mount Vernon, Ohio 43050-1270
740/399-5500

BELLVILLE *
154 Main Street
Bellville, Ohio 44813-1237
419/886-3711

BLACKJACK ROAD *
8641 Blackjack Road
Mount Vernon, Ohio 43050-9051
740/399-5260

CENTERBURG *
35 West Main Street, Drawer F
Centerburg, Ohio 43011-0806
740/625-6136

COSHOCTON AVENUE *
810 Coshocton Avenue
Mount Vernon, Ohio 43050-1931
740/397-5551

DANVILLE *
Public Square
Post Office Box 29
Danville, Ohio 43014-0029
740/599-6686

EDISON *
504 West High Street
Mount Gilead, Ohio 43338-1004
419/947-4686

FREDERICKTOWN *
137 North Main Street
Fredericktown, Ohio 43019-1109
740/694-2015

MILLERSBURG
60 West Jackson Street
Millersburg, Ohio 44654-1302
330/674-2610

MOUNT GILEAD
17 West High Street
Mount Gilead, Ohio 43338-1212
419/946-9010

OPERATIONS CENTER
105 West Vine Street
Post Office Box 1270
Mount Vernon, Ohio 43050-1270
740/399-5500

WAL-MART MILLERSBURG *
1640 South Washington Street
Millersburg, Ohio 44654-8901
330/674-5284

* Automated Teller Machine

Guardian Financial Services

COLUMBUS - EAST
6035 East Main Street
Columbus, Ohio 43213
614/856-3748

CENTERVILLE
545 Miamisburg-Centerville Road
Centerville, Ohio 45459
937/434-2773

DELAWARE
1778 Columbus Pike
Delaware, Ohio 43015
614/362-6006

HEATH
575 Hebron Road
Heath, Ohio 43056
740/788-8766

HILLIARD
2503 Hilliard Rome Road
Hilliard, Ohio 43026
614/527-8710

LANCASTER
137 West Main Street
Lancaster, Ohio 43130
740/654-6959

MANSFIELD
3 North Main Street, Suite 302
Mansfield, Ohio 44902
419/525-4006

SPRINGFIELD
1153 Bechtle Avenue
Springfield, Ohio 45504
937/323-1011

The Park National Bank

MAIN OFFICE *
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-8451

CINCINNATI *
720 East Pete Rose Way, Suite 100
Cincinnati, Ohio 45202-3810
513/768-8800

COLUMBUS
140 East Town Street, Suite 1010
Columbus, Ohio 43215-5125
614/228-0063

DAYTON
40 West Fourth Street, Suite 1800
Dayton, Ohio 45402
937/223-3022

DELAWARE *
57 North Sandusky Street
Delaware, Ohio 43015
740/369-7275

DUGWAY *
1495 Granville Road
Newark, Ohio 43055-1581
740/344-8320

EASTLAND *
1008 East Main Street
Newark, Ohio 43055-6940
740/345-4870

GRANVILLE *
119 East Broadway
Post Office Box 356
Granville, Ohio 43023-0356
740/587-0238

HEATH-SOUTHGATE *
571 Hebron Road
Heath, Ohio 43056-1402
740/522-3176

HEBRON *
103 East Main Street
Post Office Box 268
Hebron, Ohio 43025-0268
740/928-2691

JOHNSTOWN *
60 West Coshocton Street
Post Office Box 446
Johnstown, Ohio 43031-0446
740/967-1831

KIRKERSVILLE
177 East Main Street
Post Office Box 38
Kirkersville, Ohio 43033-0038
740/927-2301

KROGER-DEO DRIVE *
245 Deo Drive, Suite A
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-3946

KROGER-GAHANNA *
1365 Stoneridge Drive
Gahanna, Ohio 43230
614/475-5213

KROGER-PATASKALA *
350 East Broad Street
Pataskala, Ohio 43062
740/927-8113

McMILLEN *
1633 West Main Street
Newark, Ohio 43055-1385
740/522-3241

NORTH 21ST STREET *
990 North 21st Street
Newark, Ohio 43055-2922
740/366-1334

SOUTH 30TH STREET *
800 South 30th Street
Heath, Ohio 43056-1208
740/522-5693

UTICA *
33 South Main Street
Post Office Box 486
Utica, Ohio 43080-0486
740/892-3841

WORTHINGTON
7100 North High Street, Suite 205
Worthington, Ohio 43085
614/841-0123

OPERATIONS CENTER
21 South First Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-8451

* Automated Teller Machine

The Richland Trust Company

MAIN OFFICE *
3 North Main Street
Post Office Box 355
Mansfield, Ohio 44901-0355
419/525-8700

ASHLAND ROAD *
797 Ashland Road
Mansfield, Ohio 44905-2075
419/589-6321

BUTLER *
85 Main Street
Butler, Ohio 44822-9618
419/883-3291

COOK ROAD *
460 West Cook Road
Mansfield, Ohio 44907-2395
419/756-3696

KROGER LEXINGTON AVENUE *
1500 Lexington Avenue
Mansfield, Ohio 44907
419/756-3587

KROGER MADISON *
1060 Ashland Road
Mansfield, Ohio 44905-8797
419/589-7481

LEXINGTON *
276 East Main Street
Lexington, Ohio 44904-1300
419/884-1054

MARION AVENUE
50 Marion Avenue
Mansfield, Ohio 44903-2302
419/524-3310

ONTARIO *
325 North Lexington-Springmill Road
Ontario, Ohio 44906-1218
419/529-4112

SHELBY DOWNTOWN
43 West Main Street
Shelby, Ohio 44875-1239
419/342-4015

SHELBY/MANSFIELD AVENUE *
155 Mansfield Avenue
Shelby, Ohio 44875-1832
419/347-3111

SPRINGMILL *
889 North Trimble Road
Mansfield, Ohio 44906-2009
419/747-4821

WEST PARK *
1255 Park Avenue West
Mansfield, Ohio 44906-2810
419/529-5622

* Automated Teller Machine

Scope Aircraft Finance

Scope Leasing, Inc. dba Scope Aircraft Finance
140 E. Town Street
Suite 1010
Columbus, Ohio 43215
1-800-357-5773

Second National Bank

MAIN OFFICE
499 South Broadway
Post Office Box 130
Greenville, Ohio 45331-0130
937/548-2122

ARCANUM DOWNTOWN
1 West George Street
Arcanum, Ohio 45304
937/692-5191

ARCANUM NORTH *
603 North Main Street
Arcanum, Ohio 45304
937/692-5114

BRETHREN'S HOME
750 Chestnut Street
Greenville, Ohio 45331
937/548-5435

FT. RECOVERY *
117 North Wayne Street
Ft. Recovery, Ohio 45846
419/375-4101

GREENVILLE NORTH *
1302 Wagner Avenue
Greenville, Ohio 45331
937/548-5068

THIRD AND WALNUT BRANCH *
East Third and Walnut
Greenville, Ohio 45331
937/548-2036

VERSAILLES *
101 West Main Street
Versailles, Ohio 45380
937/526-3287

WAL-MART SUPER STORE *
1501 Wagner Avenue
Greenville, Ohio 45331
937/548-4563

* Automated Teller Machine

Security National Bank

MAIN OFFICE *
40 South Limestone Street
Springfield, Ohio 45502
937/324-6800

EAST MAIN *
2730 East Main Street
Springfield, Ohio 45503
937/325-0351

ENON *
3680 Marion Drive
Enon, Ohio 45323
937/864-7318

JAMESTOWN *
82 West Washington Street
Jamestown, Ohio 45335
937/675-7311

JEFFERSONVILLE *
2 South Main Street
Jeffersonville, Ohio 43128
740/426-6384

KROGER DERR ROAD *
2989 Derr Road
Springfield, Ohio 45503
937/342-9411

MEDWAY
130 West Main Street
Medway, Ohio 45341
937/849-1393

NEW CARLISLE *
201 North Main Street
New Carlisle, Ohio 45344
937/845-3811

NORTH LIMESTONE *
1756 North Limestone Street
Springfield, Ohio 45503
937/390-3688

NORTHRIDGE *
1600 Morefield Road
Springfield, Ohio 45503
937/390-3088

PARK LAYNE *
2035 South Dayton-Lakeview Road
New Carlisle, Ohio 45344
937/849-1331

SHAWNEE
3566 Jasper Road
Jamestown, Ohio 45335
937/675-9891

SOUTH CHARLESTON
102 South Chillicothe Street
South Charleston, Ohio 45368
937/462-8368

WESTERN *
920 West Main Street
Springfield, Ohio 45504
937/322-0152

XENIA DOWNTOWN
161 East Main Street
Xenia, Ohio 45385
937/372-9211

XENIA PLAZA *
82 North Allison Avenue
Xenia, Ohio 45385
937/372-9214

* Automated Teller Machine

United Bank, N.A.

MAIN OFFICE *
401 S. Sandusky Avenue
Post Office Box 568
Bucyrus, Ohio 44820
419/562-3040

CALEDONIA *
140 E. Marion Street
Caledonia, Ohio 43314
419/845-2721

CRESTLINE *
245 N. Seltzer Street
Post Office Box 186
Crestline, Ohio 44827
419/683-1010

United Bank, N.A. (Continued)

GALION *
8 Public Square
Galion, Ohio 44833
419/468-2231

MARION
685 Delaware Avenue
Marion, Ohio 43302
740/383-3355

PROSPECT
105 N. Main Street
Prospect, Ohio 43342
740/494-2131

WALDO
133 N. Marion Street
Waldo, Ohio 43356
740/726-2108

WAL-MART SUPERCENTER - MARION *
1546 Marion-Mt. Gilead Road
Marion, Ohio 43302
740/389-2224

* Automated Teller Machine

Unity National Division

ADMINISTRATION OFFICE
212 North Main Street
Post Office Box 913
Piqua, Ohio 45356
937/773-0752

SUNSET *
1603 Covington Avenue
Piqua, Ohio 45356
937/778-4617

TIPP CITY *
1176 West Main Street
Tipp City, Ohio 45371
937/667-4888

WAYNE STREET *
215 North Wayne Street
Piqua, Ohio 45356
937/773-0752

TROY
1314 West Main Street
Troy, Ohio 45373
937/339-6626

WAL-MART TROY *
1801 West Main Street
Troy, Ohio 45373
937/332-6820

* Automated Teller Machine

Off-Site Automated Teller Machine Locations

BUCKEYE LAKE
BUCKEYE LAKE TRUCK STOP

FRAZEYSBURG
THE LONGABERGER HOMESTEAD
5563 West Raiders Road

FREDERICKTOWN
HOT ROD'S
10103 Mount Gilead Road

GAMBIER
KENYON COLLEGE BOOKSTORE
106 Gaskin Avenue

GRANVILLE
DENISON UNIVERSITY
Slayter Hall

HEBRON
KROGER
600 East Main Street

HOWARD
APPLE VALLEY
21973 Coshocton Avenue

LANCASTER
FAIRFIELD MEDICAL CENTER
401 Ewing

OHIO UNIVERSITY-LANCASTER
1570 Granville Pike

RIVER VIEW SURGERY CENTER
2401 North Columbus Street

LOUDONVILLE
MARATHON STATION
3052 State Route 3

MANSFIELD
KROGER
1240 Park Avenue West

MCDONALD'S RESTAURANT
State Route 13 & 71
25 West Hanley Road

MILLERSBURG
50 North Clay Street

MOUNT VERNON
COLONIAL CITY LANES
110 Mount Vernon Avenue

KNOX COMMUNITY HOSPITAL
1330 Coshocton Road

MOUNT VERNON NAZARENE UNIVERSITY
800 Martinsburg Road

11 West Vine Street

MOUNT GILEAD
HUNT'S MARATHON
6154 State Route 95

MORROW COUNTY HOSPITAL
651 West Marion Street

NEWARK
LICKING MEMORIAL HOSPITAL
1320 West Main Street

OSU-N/COTC
1179 University Drive

PLAIN CITY
440 South Jefferson Street

SPRINGFIELD
2051 North Bechtle Avenue

MERCY MEDICAL CENTER
1343 North Fountain Boulevard

WITTENBURG UNIVERSITY
Student Center
738 Woodlawn Avenue

YOUNG'S JERSEY DAIRY
6880 Springfield-Xenia Road

URBANA
CHAMPAIGN COUNTY COMMUNITY CENTER
1512 South US Highway 68

WALDO
DUKE & DUCHESS
262 North Marion Road

ZANESVILLE
GENESIS HEALTHCARE SYSTEMS
Bethesda Campus
2951 Maple Avenue

GENESIS HEALTHCARE SYSTEMS
Good Samaritan Campus
900 Forest Avenue

125 Offices in 27 Counties as of 12/04


Lucas
Ottawa
Lake
Ashtabula
Williams
Fulton
Geauga
Cuyahoga
Defiance
Henry
Wood
Sandusky
Erie
Lorain
Summit
Portage
Trumbull
Paulding
Putnam
Hancock
Seneca
Huron
Medina
Mahoning
Van Wert
Allen
Wyandot
UB
Crawford
RB
Richland
FSB
Ashland
Wayne
Stark
Columbiana
SNB
Mercer
Auglaize
Hardin
UB
Marion
FKNB
Morrow
FKNB
Knox
FKNB
Holmes
Tuscarawas
CNB
Carroll
Jefferson
Logan
Shelby
Union
PNB
Delaware
CNB
Coshocton
Harrison
SNB
Darke
UNITY
Miami
CITZ
Champaign
PNB
Licking
Guernsey
Belmont
SEC
Clark
CITZ
Madison
PNB
Franklin
CNB
Muskingum
Noble
Monroe
Preble
PNB
Montgomery
SEC
Greene
SEC
Fayette
Pickaway
FNB
Fairfield
CNB
Perry
Morgan
Washington
CNB
Hocking
Butler
Warren
Clinton
Ross
CNB
Athens
Vinton
PNB
Hamilton
Clermont
Highland
Pike
Meigs
Jackson
Gallia
Brown
Adams
Scioto
Lawrence

Park National Bank

Licking County
Delaware County
Franklin County
Hamilton County
Montgomery County

Farmers and Savings Bank

Ashland County

Fairfield National Bank

Fairfield County
Franklin County


Guardian Finance

Century National Bank

Muskingum County
Coshocton County
Tuscarawas County
Perry County
Hocking County
Athens County

First-Knox National Bank

Knox County
Holmes County
Morrow County
Richland County

Security National Bank

Clark County
Greene County
Fayette County

Citizens National Bank

Champaign County
Madison County

Richland Bank

Richland County

Second National Bank

Darke County
Mercer County

United Bank

Crawford County
Marion County

Unity National Bank

Miami County

This financial review presents management's discussion and analysis of the financial condition and results of operations for Park National Corporation ("Park" or the "Corporation"). This discussion should be read in conjunction with the consolidated financial statements and related notes and the five-year summary of selected financial data. Management's discussion and analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include, without limitation, Park's ability to execute its business plan, changes in general economic and financial market conditions, changes in banking regulations or other regulatory or legislative requirements affecting bank holding companies and changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date hereof. Park does not undertake any obligation to publicly update any forward-looking statement except to the extent required by law.

Park's Board of Directors approved a 5% stock dividend in November 2004. The additional common shares resulting from the dividend were distributed on December 15, 2004 to stockholders of record as of December 1, 2004. The consolidated financial statements, notes and other references to share and per share data have been retroactively restated for the stock dividend.

OVERVIEW

Net income for 2004 was $91.5 million. This represents a 5.3% increase over net income of $86.9 million for 2003. Diluted earnings per share increased by 5.9% to $6.32 for 2004 compared to $5.97 for 2003.

The primary reason for the increase in net income in 2004 was due to a $9.7 million or 4.8% increase in net interest income. Average loan balances were $2,813 million in 2004 compared to $2,696 million in 2003 and $2,720 million in 2002.

Net income for 2003 increased by only 1.5% to $86.9 million compared to $85.6 million for 2002. Diluted earnings per share increased by 1.9% to $5.97 for 2003 compared to $5.86 for 2002.

The small increase in net income in 2003 was primarily due to net losses from the sale of investment securities of $6.1 million. The proceeds from the sale of investment securities were reinvested in higher yielding U.S. Government Agency fifteen-year mortgage-backed securities.

The annualized net income to average asset ratio (ROA) was 1.81% for both 2004 and 2003 and 1.93% for 2002. The annualized net income to average equity ratio (ROE) was 17.00% for 2004, 16.69% for 2003 and 17.56% for 2002.

Effective with the fourth quarter of 2004, the quarterly cash dividend on common stock was increased to $.90 per share. The new annualized cash dividend of $3.60 per share is 7.4% greater than the sum of the cash dividends declared for the four previous quarters. Park has paid quarterly cash dividends since becoming a holding company in early 1987. The annual compound growth rate for the Corporation's per share dividend for the last five years is 8.7%.

Park's business strategy is geared toward maximizing long-term return to stockholders. The Corporation's common stock value (inclusive of the reinvestment of dividends) has appreciated 11.4% annually on a compounded total return basis for the last five years and 16.4% annually for the past ten years. By comparison, the stock index of the Dow Jones Industrial Average (inclusive of the reinvestment of dividends) had a .7% annual compound total rate of return for the past five years and 13.1% for the past ten years.

ACQUISITION AND PENDING ACQUISITION

On December 31, 2004, Park acquired First Federal Bancorp, Inc., ("First Federal") a savings and loan holding company headquartered in Zanesville, Ohio in an all cash transaction accounted for as a purchase. Park paid a total of $46.6 million to the stockholders of First Federal. The savings and loan subsidiary of First Federal, First Federal Savings Bank of Eastern Ohio, merged with Park's subsidiary bank, Century National Bank. The goodwill recognized as a result of this acquisition was $26.7 million. The fair value of the acquired assets of First Federal were $252.7 million and the fair value of the liabilities assumed were $232.7 million at December 31, 2004. The total assets and total liabilities of First Federal are included in Park's year-end balance sheet but have very little impact on average balances since the acquisition was completed on December 31, 2004. In this financial review, we will indicate the impact that the First Federal acquisition had on year-end balances but will ignore the impact on average balances.

On January 3, 2005, Park acquired First Clermont Bank ("First Clermont") of Milford, Ohio for $52.5 million in an all cash transaction. First Clermont Bank merged with The Park National Bank (Park's lead subsidiary bank) and will be operated as a separate division of The Park National Bank. At December 31, 2004, First Clermont had total assets of $185 million.

The two acquisitions were funded through the working capital of Park and its subsidiary banks. Management expects that the two acquisitions will add approximately $3 to $4 million to earnings in 2005. The projected earnings are net of the cost of carry on the combined purchase prices of $99.1 million.

CRITICAL ACCOUNTING POLICIES

The significant accounting policies used in the development and presentation of Park's financial statements are listed in Note 1 of the Notes to Consolidated Financial Statements. The accounting and reporting policies of Park conform with accounting principles generally accepted in the United States and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Park considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb estimated credit losses in the loan portfolio. Management's determination of the adequacy of the allowance for loan losses is based on periodic evaluations of the loan portfolio and of current economic conditions. However, this evaluation is inherently subjective as it requires material estimates, including expected default probabilities, loss given default, expected commitment usage, the amounts and timing of expected future cash flows on impaired loans, and estimated losses on consumer loans and residential mortgage loans based on historical loss experience and the current economic conditions. All of those factors may be susceptible to significant change. To the extent that actual results differ from management estimates, additional loan loss provisions may be required that would adversely impact earnings for future periods.

Statement of Financial Accounting Standard (SFAS) No. 142, "Accounting for Goodwill and Other Intangible Assets" establishes standards for the amortization of acquired intangible assets and impairment assessment of goodwill. At December 31, 2004, Park had core deposit intangibles of $6.7

million subject to amortization and $34.2 million of goodwill, which was not subject to periodic amortization. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible assets in the business acquired. Park's goodwill relates to the value inherent in the banking industry and that value is dependent upon the ability of Park's banking subsidiaries to provide quality, cost effective banking services in a competitive marketplace. The goodwill value of $34.2 million is supported by revenue that is in part driven by the volume of business transacted. A decrease in earnings resulting from a decline in the customer base or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill that could adversely impact earnings in future periods. SFAS No. 142 requires an annual evaluation of goodwill for impairment. The fair value of the goodwill, which resides on the books of Park's subsidiary banks, is estimated by reviewing the past and projected operating results for the Park subsidiary banks, deposit and loan totals for the Park affiliate banks and banking industry comparable information. Park has concluded in each of the past three years that the recorded value of goodwill was not impaired.

ABOUT OUR BUSINESS

Through its banking subsidiaries, Park is engaged in the commercial banking and trust business, generally in small to medium population Ohio communities. Management believes there is a significant number of consumers and businesses which seek long-term relationships with community-based financial institutions of quality and strength. While not engaging in activities such as foreign lending, nationally syndicated loans and investment banking operations, Park attempts to meet the needs of its customers for commercial, real estate and consumer loans, consumer and commercial leases, and investment, fiduciary and deposit services. Familiarity with its local markets, coupled with conservative loan underwriting standards, has allowed Park to achieve solid financial results even in periods when there have been weak economic conditions.

Park has produced performance ratios which compare favorably to peer bank holding companies in terms of equity and asset returns, capital adequacy and asset quality. Continued strong results are contingent upon economic conditions in Ohio and competitive factors, among other things.

The Corporation's subsidiaries compete for deposits and loans with other banks, savings associations, credit unions and other types of financial institutions. At December 31, 2004, Park and its subsidiaries operated one hundred seventeen full service offices and a network of one hundred twenty-four automatic teller machines in twenty-seven Ohio counties. The acquisition of First Clermont Bank added seven additional full service offices.

A table of financial data of Park's affiliates for 2004, 2003, and 2002 is shown below. See Note 20 of the Notes to Consolidated Financial Statements for additional financial information on the Corporation's affiliates.

Table 1 – Park National Corporation Affiliate Financial Data

	2004		2003		2002	
(In thousands)	**Average Assets**	**Net Income**	Average Assets	Net Income	Average Assets	Net Income
Park National Bank:						
Park National Division	**$1,380,568**	**$21,569**	$1,330,713	$22,460	$1,177,063	$21,322
Fairfield National Division	**335,006**	**7,309**	333,095	5,965	308,563	6,986
Richland Trust Company	**546,710**	**9,753**	509,609	9,748	475,482	7,508
Century National Bank	**503,239**	**8,065**	458,440	7,629	437,134	8,837
First-Knox National Bank:						
First-Knox National Division	**665,116**	**11,049**	649,851	11,242	585,456	10,729
Farmers & Savings National Division	**79,442**	**2,799**	82,019	2,386	74,501	1,917
United Bank, N.A.	**240,988**	**3,523**	226,741	3,467	195,173	3,145
Second National Bank	**390,906**	**6,859**	372,152	6,201	323,314	5,625
Security National Bank:						
Security National Division	**773,710**	**12,290**	719,043	11,091	702,903	12,530
Unity National Division	**170,829**	**1,159**	164,535	1,275	174,108	2,077
Citizens National Bank	**201,916**	**2,332**	188,446	2,261	170,189	2,019
Parent Company, including consolidating entries	**(239,349)**	**4,800**	(231,381)	3,153	(188,724)	2,884
Consolidated Totals	**$5,049,081**	**$91,507**	$4,803,263	$86,878	$4,435,162	$85,579

RETURN ON EQUITY

Park's primary financial goal is to achieve a superior long-term return on stockholders' equity. The Corporation measures performance in its attempts to achieve this goal against its peers, defined as all U.S. bank holding companies between $3 billion and $10 billion in assets. At year-end 2004, there were approximately 84 bank holding companies in this peer group. The Corporation's net income to average equity ratio (ROE) was 17.00%, 16.69% and 17.56% in 2004, 2003, and 2002, respectively. The return on equity ratio has averaged 17.03% over the past five years compared to 14.00% for the peer group.

HISTORICAL COMPARISON OF RETURN ON AVERAGE EQUITY


20.00%
15.00%
10.00%
5.00%
0.00%
2000
2001
2002
2003
2004

	2000	2001	2002	2003	2004
Park	16.55%	17.33%	17.56%	16.69%	17.00%
Peer Mean	14.97%	13.39%	14.46%	13.54%	13.63%*

*as of 09/30/2004

BALANCE SHEET COMPOSITION

Park functions as a commercial bank holding company. The following section discusses the balance sheet for the Corporation.

SOURCE OF FUNDS

Deposits: Park's major source of funds is provided by core deposits from individuals, businesses and local government units. These core deposits consist of all noninterest bearing and interest bearing deposits, excluding certificates of deposit of $100,000 and over which were less than 13% of total deposits for each of the last three years.

In 2004, year-end total deposits increased by $103 million or 3.0% exclusive of the $172 million of deposits that were acquired in the First Federal acquisition. In 2003, year-end total deposits decreased by $81 million or 2.3% compared to an increase of $181 million or 5.5% for 2002.

Average total deposits were $3,521 million in 2004 compared to $3,424 million in 2003 and $3,404 million in 2002. Average noninterest bearing deposits were $575 million in 2004 compared to $522 million in 2003 and $502 million in 2002.

Management expects that deposits will increase by approximately 2.5% in 2005. Emphasis will continue to be placed on growing noninterest bearing deposit accounts. A year ago, management projected that deposits would increase by approximately 3.0% during 2004 which turned out to be accurate due largely to the emphasis placed on increasing noninterest bearing deposits.

Maturity of time certificates of deposit and other time deposits of $100,000 and over as of December 31, 2004 were:

Table 2 – $100,000 and Over Maturity Schedule

December 31, 2004 (In thousands)	Time Certificates of Deposit
3 months or less	$164,691
Over 3 months through 6 months	55,519
Over 6 months through 12 months	98,515
Over 12 months	120,666
Total	$439,391

Short-Term Borrowings: Short-term borrowings consist of securities sold under agreements to repurchase, Federal Home Loan Bank advances, federal funds purchased and other borrowings. These funds are used to manage the Corporation's liquidity needs and interest rate sensitivity risk. The average rate paid on short-term borrowings generally moves closely with changes in market interest rates for short-term investments. The average rate paid on short-term borrowings was 1.33%, .53% and 1.46% for 2004, 2003 and 2002, respectively. By comparison, the average federal funds rate was 1.36%, 1.13% and 1.67% for 2004, 2003 and 2002, respectively. In 2004, average short-term borrowings were $401 million compared to $515 million and $226 million in 2003 and 2002, respectively.

The federal funds rate increased from 1.00% to 2.25% during the second half of 2004. The Federal Reserve Board is expected to continue to increase the federal funds rate on a measured pace during the first half of 2005. Management expects that the average cost of short-term borrowings in 2005 will approximate the average federal funds rate for the year.

The average rate paid on short-term borrowings was .53% in 2003 compared to the average federal funds rate of 1.13% for the year. The primary reason for the unusually low borrowing rate in 2003 was due to dollar-roll repo borrowings, which averaged $264 million for the year at an average borrowing rate of a negative .03%. The dollar-roll repo borrowings were secured by U.S. Government Agency fifteen-year mortgage-backed securities. This very attractive borrowing rate was due to an overall market shortage of 5.00% fifteen-year mortgage-backed securities during the first half of 2003. This attractive borrowing rate was not available in 2004 and management does not expect that it will be available in 2005. The proceeds from the dollar-roll repo borrowings were used to purchase short-term U.S. Government Agency securities which on average yielded 1.15%. This arbitrage generated $3.1 million in net interest income for 2003. The average borrowing rate for short-term borrowings, excluding the dollar-roll repos, was 1.12% for 2003.

Long-Term Debt: Long-term debt primarily consists of borrowings from the Federal Home Loan Bank and repurchase agreements with investment banking firms. The average rate paid on long-term debt was 2.57% for 2004 compared to 3.78% for 2003 and 4.29% for 2002. In 2004, average long-term debt was $520 million compared to $282 million in 2003 and $253 million in 2002. Average long-term debt was 10.3% of average assets in 2004 compared to 5.9% in 2003 and 5.7% in 2002. Management increased the use of long-term debt in 2004. Approximately $200 million of fixed rate funding was obtained for a term of three years.

Stockholders' Equity: Average stockholders' equity to average total assets was 10.66% in 2004, 10.83% in 2003 and 10.99% in 2002.

In accordance with Statement of Financial Accounting Standards No. 115, the Corporation reflects any unrealized holding gain/(loss) on available-for-sale securities, net of federal taxes as accumulated other comprehensive income which is part of the Corporation's equity. While the effects of this accounting are not recognized for calculation of regulatory capital adequacy ratios, it does impact the Corporation's equity as reported in the audited financial statements. The unrealized holding gain on available-for-sale securities, net of federal taxes, was $12.4 million at year-end 2004, $19.0 million at year-end 2003 and $24.0 million at year-end 2002. Additionally, at year-end 2002, the Corporation had recorded $1.6 million, net of federal taxes, as a minimum pension liability that was included in accumulated other comprehensive income. The minimum pension liability was reversed in 2003.

INVESTMENT OF FUNDS

Loans: Average loans, net of unearned income, were $2,813 million in 2004 compared to $2,696 million in 2003 and $2,720 million in 2002. The average yield on loans was 6.38% in 2004 compared to 6.85% in 2003 and 7.64% in 2002. The average prime lending rate in 2004 was 4.35% compared to 4.12% in 2003 and 4.68% in 2002. Approximately 79% of loan balances mature or reprice within one year (see Table 11). This results in the interest rate yield on the loan portfolio adjusting with changes in interest rates, but on a delayed basis. Management expects that the yield on the loan portfolio will increase in 2005 as variable rate loans reprice at higher interest rates.

Year-end loan balances, net of unearned income, increased by $167 million or 6.1% in 2004 exclusive of $223 million of loans that were acquired in the First Federal acquisition. In 2003, loans increased by $39 million or 1.4% compared to a decrease of $104 million or 3.7% in 2002 and a decrease of $160 million or 5.4% in 2001. Management expects that the growth in loans in 2005 will be a little stronger than 2004 as the economy continues to expand. Park has added several additional commercial lenders over the past year and they have made a nice contribution to the growth in the loan portfolio in 2004 and are expected to do so again in 2005. A year ago, management projected that the growth in loan balances would significantly improve in 2004 which turned out to be accurate due to a relatively strong economy.

Residential real estate loans increased by $78 million or 7.9% at year-end 2004 exclusive of $129 million of loans from the First Federal acquisition. Residential real estate loans decreased by $15 million or 1.5% at year-end 2003 and decreased by $76 million or 7.00% in 2002. The long-term fixed rate mortgage loans that Park originates are sold in the secondary market and Park retains the servicing on these loans. This activity, the origination and the sale of fixed rate mortgage loans produced a significant increase in fee income during 2003 and 2002, but did not increase loan balances since the loans were sold. The sold fixed rate mortgage loans being serviced were $1,266 million (which includes $78 million from First Federal) at year-end 2004 compared to $1,166 million at year-end 2003 and $833 million at year-end 2002. Management expects that the growth in residential real estate loans for 2005 will approximate the increase experienced in 2004. The demand for home equity lines of credit continues to be strong.

Consumer loans increased by $3 million or .6% at year-end 2004 exclusive of $52 million of loans from the acquisition of First Federal. Consumer loans increased by $8 million or 1.9% in 2003 and decreased by $36 million or 7.5% in 2002. Management expects that the growth in the consumer loan portfolio will continue to be small in 2005 as the consumer prefers to borrow using the home equity line product.

Leases decreased by $18 million or 26.7% in 2004 and decreased by $31 million or 32.6% in 2003. Management expects that lease balances will continue to decrease in 2005 as consumers have preferred automobile loans and management has deemphasized leases.

The demand for construction loans, commercial loans and commercial real estate loans continued to improve in 2004. On a combined basis, these loan totals increased by $105 million or 8.5% at year-end 2004 exclusive of $40 million of loans from the acquisition of First Federal. On a combined basis, these loan totals increased by $76 million or 6.6% in 2003 and increased by $31 million or 2.8% in 2002. Management expects that the growth in the commercial loan and commercial real estate portfolio will be stronger in 2005 as the economy continues to improve and the additional commercial lenders that have been added in the past year will generate more loan volume.

Table 3 reports year-end loan balances by type of loan for the past five years.

Table 3 – Loans by Type

December 31, (In thousands)	2004	2003	2002	2001	2000
Commercial, financial and agricultural	**$ 469,382**	$ 441,165	$ 440,030	$ 440,336	$ 479,167
Real estate – construction	**155,326**	121,160	99,102	89,235	95,310
Real estate – residential	**1,190,275**	983,702	998,202	1,073,801	1,161,498
Real estate – commercial	**752,428**	670,082	617,270	595,567	570,969
Consumer, net of unearned income	**505,151**	450,145	441,747	477,579	511,310
Leases, net of unearned income	**48,046**	64,549	95,836	119,290	137,950
Total Loans	**$3,120,608**	$2,730,803	$2,692,187	$2,795,808	$2,956,204

Table 4 – Selected Loan Maturity Distribution

December 31, 2004 (In thousands)	One Year or Less	Over One Through Five Years	Over Five Years	Total
Commercial, financial and agricultural	$234,578	$136,823	$ 97,981	**$469,382**
Real estate – construction	77,910	39,100	38,316	**155,326**
Total	**$312,488**	**$175,923**	**$136,297**	**$624,708**
Total of these selected loans due after one year with:				
Fixed interest rate				**$116,813**
Floating interest rate				**$195,407**

Investment Securities: The Corporation's securities portfolio is structured to provide liquidity and contribute to earnings. Park's investment strategy is dynamic. As conditions change over time, Park's overall interest rate risk, liquidity needs and potential return on the investment portfolio will change. Management regularly reevaluates the securities in its portfolio based on circumstances as they evolve. Circumstances that may precipitate a sale of a security would be to better manage interest rate risk, meet liquidity needs, or to improve the overall yield on the investment portfolio. Park realized net security losses of $793,000 in 2004, $6.1 million in 2003 and $182,000 in 2002.

During the third quarter and fourth quarter of 2003, long-term interest rates increased. The increase in interest rates provided Park an opportunity to restructure the investment portfolio to improve earnings. The proceeds from the sale of investment securities were reinvested in higher yielding U.S. Government Agency fifteen-year mortgage-backed securities. Management expects that the net losses from the sale of investment securities will be earned back in approximately three years from the higher reinvestment rate on the mortgage-backed securities.

Park classifies most of its securities as available-for-sale (see Note 4 of the Notes to Consolidated Financial Statements). These securities are carried on the books at their estimated fair value with the unrealized holding gain or loss, net of taxes, accounted for as accumulated other comprehensive income which is part of the Corporation's equity. Management classified approximately 96% of the securities portfolio as available-for-sale at December 31, 2004. These securities are available to be sold in future periods in carrying out Park's investment strategies. The remaining securities are classified as held-to-maturity and are accounted for at amortized cost.

Average taxable investment securities were $1,795 million in 2004 compared to $1,633 million in 2003 and $1,240 million in 2002. The average yield on taxable investments was 4.84% in 2004 compared to 4.54% in 2003 and 5.94% in 2002. Average tax-exempt investment securities were $107 million in 2004 compared to $127 million in 2003 and $144 million in 2002. The average tax-equivalent yield on tax-exempt investment securities was 7.17% in 2004 compared to 7.23% in 2003 and 7.10% in 2002. On a combined basis, the total of the average balance of taxable and tax-exempt securities was 37.7% of average total assets in 2004 compared to 36.6% in 2003 and 31.2% in 2002. Average investment securities as a percentage of average total assets increased in both 2004 and 2003. Management expects that this will change in 2005. At year-end 2004, total investment securities were 35.6% of total assets and this percentage is expected to decrease during 2005 as loan growth for 2005 is expected to be higher than the 6.1% loan growth in 2004. Management views this as an opportunity to increase the yield on average earning assets as the average yield on loans is higher than the average yield on investment securities.

At year-end 2004 and 2003, the average tax-equivalent yield on the total investment portfolio was 4.97% and 5.01%, respectively. The weighted average remaining maturity was 4.1 years at December 31, 2004 and was 4.7 years at December 31, 2003. U.S. Government Agency asset-backed securities were 91.1% of the total investment portfolio at year-end 2004 and were 90.4% of the total portfolio at year-end 2003. This segment of the investment portfolio consists of fifteen-year mortgage-backed securities and collateralized mortgage obligations which are backed by fifteen-year mortgage-backed securities.

The average maturity of the investment portfolio would lengthen if long-term interest rates would increase as the principal repayments from mortgage-backed securities and collateralized mortgage obligations would be reduced. At year-end 2004, management estimates that the average maturity of the investment portfolio would lengthen to 4.8 years with a 1.00% increase in long-term interest rates and to 5.1 years with a 2.00% increase in long-term interest rates.

The following table sets forth the book value of investment securities at year-end:

Table 5 – Investment Securities

December 31, (In thousands)	2004	2003	2002
Obligations of U.S. Treasury and other U.S. Government agencies	**$ 15,206**	$ 25,354	$ 161,635
Obligations of states and political subdivisions	**103,740**	121,008	142,234
U.S. Government asset-backed securities and other asset-backed securities	**1,754,851**	1,800,352	1,036,082
Other securities	**52,985**	44,512	43,191
Total	**$1,926,782**	$1,991,226	$1,383,142

EARNING RESULTS

The Corporation's principal source of earnings is net interest income, the difference between total interest income and total interest expense. Net interest income results from average balances outstanding for interest earning assets and interest bearing liabilities in conjunction with the average rates earned and paid on them.

Net interest income increased by $9.7 million or 4.8% to $212.3 million for 2004 compared to a decrease of $2.7 million or 1.3% to $202.6 million for 2003. The net yield on interest earning assets was 4.56% for 2004 compared to 4.60% for 2003 and 5.06% for 2002. The net interest rate spread — the difference between rates received for interest earning assets and the rates paid for interest bearing liabilities — was 4.28% for 2004 compared to 4.30% for 2003 and 4.62% for 2002. The increase in net interest income in 2004 was primarily due to the increase in average earning assets of $232 million or 5.2%. The decrease in net interest income for 2003 was due to a decrease in the net interest spread.

The average yield on average interest earning assets was 5.80% in 2004 compared to 5.98% in 2003 and 7.06% in 2002. The Federal Reserve Board increased the federal funds rate from 1.00% at June 30, 2004 to 2.25% at year-end 2004. The average yield on interest earning assets on a quarterly basis in 2004 was 5.84% for the first quarter, 5.72% for the second quarter, 5.77% for the third quarter and 5.88% for the fourth quarter. About one-third of Park's loan portfolio is indexed to the prime lending rate and as a result, the average yield on interest earning assets is expected to increase in 2005 as these loans and other loans reprice or mature and are replaced with higher yielding loans.

Table 6 – Distribution of Assets, Liabilities and Stockholders' Equity

December 31, (Dollars in thousands)	2004			2003			2002		
	Daily Average	Interest	Average Rate	Daily Average	Interest	Average Rate	Daily Average	Interest	Average Rate
ASSETS									
Interest earning assets:									
Loans (1) (2)	**$2,813,069**	**$179,459**	**6.38%**	$2,695,830	$184,676	6.85%	$2,719,805	$207,717	7.64%
Taxable investment securities	**1,794,544**	**86,806**	**4.84%**	1,632,565	74,089	4.54%	1,240,463	73,625	5.94%
Tax-exempt investment securities (3)	**106,585**	**7,637**	**7.17%**	127,251	9,199	7.23%	144,287	10,247	7.10%
Federal funds sold	**9,366**	**218**	**2.33%**	35,768	443	1.24%	36,679	621	1.69%
Total interest earning assets	**4,723,564**	**274,120**	**5.80%**	4,491,414	268,407	5.98%	4,141,234	292,210	7.06%
Noninterest earning assets:									
Allowance for possible loan losses	**(64,676)**			(64,735)			(62,703)		
Cash and due from banks	**142,102**			133,157			129,820		
Premises and equipment, net	**36,540**			38,077			39,416		
Other assets	**211,551**			205,350			187,395		
TOTAL	**$5,049,081**			$4,803,263			$4,435,162		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing liabilities:									
Transaction accounts	**$ 871,264**	**$ 4,458**	**0.51%**	$ 797,421	$ 4,437	0.56%	$ 771,507	$ 6,944	0.90%
Savings deposits	**598,181**	**2,437**	**0.41%**	571,448	3,589	0.63%	545,657	5,577	1.02%
Time deposits	**1,476,915**	**33,103**	**2.24%**	1,532,966	40,574	2.65%	1,584,292	55,906	3.53%
Total interest bearing deposits	**2,946,360**	**39,998**	**1.36%**	2,901,835	48,600	1.67%	2,901,456	68,427	2.36%
Short-term borrowings	**401,299**	**5,319**	**1.33%**	515,328	2,738	0.53%	226,238	3,310	1.46%
Long-term debt	**519,979**	**13,385**	**2.57%**	281,599	10,654	3.78%	252,834	10,851	4.29%
Total interest bearing liabilities	**3,867,638**	**58,702**	**1.52%**	3,698,762	61,992	1.68%	3,380,528	82,588	2.44%
Noninterest bearing liabilities:									
Demand deposits	**574,560**			522,456			502,400		
Other	**68,608**			61,654			64,918		
Total noninterest bearing liabilities	**643,168**			584,110			567,318		
Stockholders' equity	**538,275**			520,391			487,316		
TOTAL	**$5,049,081**			$4,803,263			$4,435,162		
Net interest earnings		**$215,418**			$206,415			$209,622	
Net interest spread			**4.28%**			4.30%			4.62%
Net yield on interest earning assets			**4.56%**			4.60%			5.06%

(1) Loan income includes loan related fee income of $3,336 in 2004, $4,882 in 2003 and $4,309 in 2002. Loan income also includes the effects of taxable equivalent adjustments using a 35% tax rate in 2004, 2003 and 2002. The taxable equivalent adjustment was $606 in 2004, $747 in 2003 and $1,018 in 2002.

(2) For the purpose of this computation, non-accrual loans are included in the daily average loans outstanding.

(3) Interest income on tax-exempt investment securities includes the effect of taxable equivalent adjustments using a 35% tax rate in 2004, 2003 and 2002. The taxable equivalent adjustments were $2,522 in 2004, $3,031 in 2003 and $3,272 in 2002.

The average rate paid on average interest bearing liabilities was 1.52% in 2004 compared to 1.68% in 2003 and 2.44% in 2002. The average rate paid on deposits was 1.36% in 2004 compared to 1.67% in 2003 and 2.36% in 2002. The average rate paid on interest bearing liabilities on a quarterly basis in 2004 was 1.49% for the first quarter, 1.44% for the second quarter, 1.50% for the third quarter and 1.65% for the fourth quarter. The average rate paid on deposits on a quarterly basis in 2004 was 1.38% for the first quarter, 1.31% for the second quarter, 1.33% for the third quarter and 1.41% for the fourth quarter. Management expects that the average cost of interest bearing liabilities and the average rate paid on deposits will increase in 2005.

Management expects that net interest income will increase during 2005 due to the anticipated growth in interest earning assets. At year-end 2004, the amortized cost of interest earning assets was $5,037 million compared to $4,724 million on average during 2004. The acquisition of First Clermont on January 3, 2005 added approximately $180 million of interest earning assets. Average interest earning assets should be approximately $5,375 million in 2005 and average interest bearing liabilities should be approximately $4,485 million in 2005. Management expects that the net interest margin will be approximately 4.35% in 2005. The acquisitions of First Federal and First Clermont were all cash transactions. The total purchase price was approximately $99 million. Both of these acquisitions will increase net interest income but will reduce the net interest margin. A year ago, management projected that the net interest margin would be 4.50% for 2004. The actual results for 2004 were a little better at 4.56%.

The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Table 7 – Volume/Rate Variance Analysis

	Change from 2003 to 2004			Change from 2002 to 2003		
(In thousands)	Volume	Rate	Total	Volume	Rate	Total
Increase (decrease) in: Interest income:						
Total loans	$7,807	$(13,024)	$(5,217)	$ (1,810)	$(21,231)	$(23,041)
Taxable investments	7,633	5,084	12,717	20,163	(19,699)	464
Tax-exempt investments	(1,486)	(76)	(1,562)	(1,232)	184	(1,048)
Federal funds sold	(459)	234	(225)	(15)	(163)	(178)
Total interest income	13,495	(7,782)	5,713	17,106	(40,909)	(23,803)
Interest expense: Transaction accounts	$ 417	$ (396)	$ 21	$ 224	$ (2,731)	$ (2,507)
Savings accounts	161	(1,313)	(1,152)	250	(2,238)	(1,988)
Time deposits	(1,428)	(6,043)	(7,471)	(1,763)	(13,569)	(15,332)
Short-term borrowings	(724)	3,305	2,581	2,426	(2,998)	(572)
Long-term debt	6,926	(4,195)	2,731	1,165	(1,362)	(197)
Total interest expense	5,352	(8,642)	(3,290)	2,302	(22,898)	(20,596)
Net variance	$8,143	$ 860	$ 9,003	$14,804	$(18,011)	$ (3,207)

Other Income: Total other income, exclusive of security gains or losses, decreased by $8.9 million or 14.5% to $52.6 million in 2004 compared to an increase of $10.6 million or 20.7% in 2003 and an increase of $5.9 million or 13.2% in 2002.

Fee income earned from the origination and sale into the secondary market of fixed rate mortgage loans is included with other non-yield related loan fees in the subcategory "other service income." Other service income decreased by $11.3 million or 52.3% to $10.3 million in 2004 compared to other service income of $21.6 million in 2003 and $12.9 million in 2002. Fixed rate mortgage loan volume is greatly dependent on the level of long-term interest rates. Although long-term interest rates continue to be relatively low (ten-year U.S. Government Treasury Note at 4.10%), most consumers have already refinanced their mortgage loans in the last three years at interest rates that on average are less than current fixed rate mortgage loan rates. Management expects that other service income will remain relatively stable in 2005, but will also include the additional fee income from the First Federal and First Clermont operations. Other service income is estimated to be approximately $11.5 million for 2005. A year ago, management projected that other service income would decrease significantly from $21.6 million in 2003.

Income from fiduciary activities increased by $892,000 or 8.7% to $11.1 million in 2004 and increased by $1.3 million or 14.6% in 2003. Fiduciary fees are generally based on the market value of assets under management. The strong performance of the equity markets in 2003 contributed to the large increase in fee income for 2003. Management expects that the increase in fee income from fiduciary activities for 2005 will be similar to 2004. First Federal and First Clermont did not have any fee income from fiduciary activities.

Service charges on deposit accounts increased by $1.3 million or 9.2% to $15.6 million in 2004 and increased by $401,000 or 2.9% to $14.3 million in 2003. Including the service charge income from First Federal and First Clermont, management expects that service charges on deposit accounts will be approximately $18 million in 2005.

The subcategory of "other income" increased by $173,000 or 1.1% to $15.6 million in 2004 and increased by $135,000 or .9% in 2003. This subcategory includes fees earned from check card and ATM services, fee income from bank owned life insurance, fee income earned from the sale of investment and insurance products, rental fee income from safety deposit boxes and fees earned from the sale of official and printed checks. Management expects that fee income earned from these products and services will increase modestly in 2005. With the inclusion of the operations of First Federal and First Clermont, management expects that other income will be approximately $18 million in 2005.

Other Expense: Total other expense increased by $3.9 million or 3.2% to $126.3 million in 2004 and increased by $2.4 million or 2.0% to $122.4 million in 2003, compared to $120.0 million in 2002.

Salaries and employee benefits increased by $3.4 million or 5.0% to $71.5 million in 2004 and increased by $2.6 million or 4.0% in 2003. Full-time equivalent employees at year-end were 1,749 (which includes 56 from First Federal) compared to 1,645 at year-end 2003 and 1,600 at year-end 2002. Salary expense increased by 5.7% in 2004 and by 1.9% in 2003. Employee benefit expense increased by 2.3% in 2004 and by 12.5% in 2003. The large increase in employee benefit expense for 2003 was primarily due to a large increase in expense for the defined benefit pension plan and for the supplemental executive retirement plan. See Note 12 of the Notes to Consolidated Financial Statements for additional information on Park's benefit plans. With the inclusion of the operations of First Federal and First Clermont, management expects that salaries and employee benefits expense will be approximately $81 million in 2005. A year ago, management had projected an increase of 4.0% in salaries and benefits expense for 2004 and the actual result was a 5.0% increase. The additional expense was primarily due to adding several commercial lenders during 2004.

The expense for amortization of intangibles was $1.5 million in 2004, $3.1 million in 2003 and $5.3 million in 2002. The expense for amortization of intangibles is expected to increase to $2.5 million in 2005 due to the addition of First Federal and First Clermont. The reduction in the amortization of intangibles in 2004 was due to the completion of the amortization of core deposit intangibles at the Fairfield National Division in 2003. The reduction in the amortization of intangibles in 2003 was due to completion of the amortization of core deposit intangibles at The Richland Trust Company in 2002.

Data processing expense was $8.9 million in 2004 compared to $7.8 million in 2003 and $8.3 million in 2002. The increase in data processing expense of $1.1 million or 13.8% was due to an upgrade in the wide area network and to some additional expense related to the conversion of three of Park's affiliate banks to the same core processing system.

The subcategory "other expense" was $10.9 million in 2004, compared to $10.3 million in 2003 and $9.2 million in 2002. The increase in other expense of $1.1 million in 2003 was primarily due to a loss from an overdraft on a commercial checking account of $600,000 and an increase in losses from customer fraud.

Management expects that total other expense will be approximately $143 million in 2005 with the addition of the operating expense from First Federal and First Clermont. A year ago, management projected that total other expense would be $122 million for 2004 compared to actual results of $126.3 million. This variance was primarily due to the addition of several commercial lenders, additional professional fees (pertaining to the recruitment of the commercial lenders, the acquisitions of First Federal and First Clermont and compliance with the Sarbanes-Oxley Act) and finally due to the payment of $500,000 in prepayment penalties on Federal Home Loan Bank advances.

See Note 1 of the Notes to Consolidated Financial Statements for a discussion of the accounting for Park's incentive stock option plan. Park is required to adopt SFAS No. 123r "Accounting for Stock Based Compensation" for all stock options granted or that become vested after June 30, 2005. SFAS No. 123r requires Park to recognize stock-based employee compensation expense for options granted after June 30, 2005. Management does not expect that adoption of SFAS No. 123r will have a significant impact on earnings in 2005 since stock options are primarily granted during the second quarter of each year and are immediately exercisable. Management intends to adopt SFAS No. 123r on July 1, 2005 on a prospective basis. The pro-forma impact on earnings for 2004, 2003 and 2002 are shown to decrease earnings by $3.2 million, $1.9 million and $1.7 million, respectively. Management expects that the adoption of SFAS No. 123r will have a similar impact on earnings in 2006.

Income Taxes: Federal income tax expense as a percentage of income before taxes was 29.2% in 2004, 29.5% in 2003 and 29.4% in 2002. A lower effective tax percentage rate than the statutory rate of thirty-five percent is primarily due to tax-exempt interest income from state and municipal investments and loans and low income housing tax credits. Park and its subsidiary banks do not pay state income tax to the state of Ohio, but pay a franchise tax based on their year-end equity. The franchise tax expense is included in "state taxes" on Park's Consolidated Statement of Income. State tax expense was $2.5 million in 2004, $2.5 million in 2003 and $2.3 million in 2002.

CREDIT EXPERIENCE

Provision for Loan Losses: The provision for loan losses is the amount added to the allowance for loan losses to absorb future loan charge-offs. The amount of the loan loss provision is determined by management after reviewing the risk characteristics of the loan portfolio, historical loan loss experience and projections of future economic conditions.

The allowance for loan losses at December 31, 2004 totaled $68.3 million and represented 2.19% of total loans outstanding at December 31, 2004, compared to $63.1 million or 2.31% of total loans outstanding at December 31, 2003 and $62.0 million or 2.30% of total loans outstanding at December 31, 2002. The provision for loan losses was $8.6 million for 2004, compared to $12.6 million for 2003 and $15.0 million for 2002. Net charge-offs were $7.9 million for 2004, compared to $11.5 million for 2003 and $13.0 million for 2002. First Federal's allowance for loan losses of $4.45 million was added to Park's allowance for loan losses at year-end 2004. The ratio of net charge-offs to average loans was .28% in 2004, .43% in 2003 and .48% in 2002. Management expects that the ratio of net charge-offs to average loans for 2005 will be similar to the level of 2004 as the local economies where Park's subsidiary banks operate continue to improve. A year ago, management projected that the net charge-offs to average loans ratio would improve in 2004 which turned out to be accurate.

Management believes that the allowance for loan losses at year-end 2004 is adequate to absorb estimated credit losses in the loan portfolio. See Note 1 of the Notes to Consolidated Financial Statements for additional information on management's evaluation of the adequacy of the allowance for loan losses.

The following table summarizes the loan loss provision, charge-offs and recoveries for the last five years:

Table 8 – Summary of Loan Loss Experience

(In thousands)	**2004**	2003	2002	2001	2000
Average loans (net of unearned interest)	**$2,813,069**	$2,695,830	$2,719,805	$2,881,551	$2,873,939
Allowance for loan losses:					
Beginning balance	**$ 63,142**	$ 62,028	$ 59,959	$ 57,473	$ 52,140
Charge-offs:					
Commercial, financial and agricultural	**2,557**	4,698	7,210	3,770	5,077
Real estate – construction	**613**	—	317	180	—
Real estate – residential	**1,476**	1,173	1,208	1,262	728
Real estate – commercial	**1,951**	1,947	884	1,181	433
Consumer	**8,111**	9,233	8,606	9,908	6,825
Lease financing	**465**	985	1,602	1,519	933
Total charge-offs	**15,173**	18,036	19,827	17,820	13,996
Recoveries:					
Commercial, financial and agricultural	**$ 2,138**	$ 1,543	$ 1,812	$ 2,453	$ 788
Real estate – construction	**67**	175	—	—	—
Real estate – residential	**650**	549	969	433	331
Real estate – commercial	**292**	407	565	223	242
Consumer	**3,633**	3,236	2,891	3,426	2,772
Lease financing	**529**	645	616	712	406
Total recoveries	**7,309**	6,555	6,853	7,247	4,539
Net charge-offs	**7,864**	11,481	12,974	10,573	9,457
Provision charged to earnings	**8,600**	12,595	15,043	13,059	14,790
Allowance for loan losses of acquired bank	**4,450**	—	—	—	—
Ending balance	**$ 68,328**	$ 63,142	$ 62,028	$ 59,959	$ 57,473
Ratio of net charge-offs to average loans	**0.28%**	0.43%	0.48%	0.37%	0.33%
Ratio of allowance for loan losses to end of year loans, net of unearned interest	**2.19%**	2.31%	2.30%	2.14%	1.94%

The following table summarizes the allocation of allowance for possible loan losses:

Table 9 – Allocation of Allowance for Loan Losses

December 31, (Dollars in thousands)	2004 Allowance	2004 Percent of Loans Per Category	2003 Allowance	2003 Percent of Loans Per Category	2002 Allowance	2002 Percent of Loans Per Category	2001 Allowance	2001 Percent of Loans Per Category	2000 Allowance	2000 Percent of Loans Per Category
Commercial, financial and agricultural	**$17,837**	**15.04%**	$17,117	16.16%	$17,049	16.34%	$15,853	15.75%	$15,573	16.20%
Real estate – construction	**3,107**	**4.98%**	2,423	4.44%	1,982	3.68%	1,562	3.19%	1,430	3.23%
Real estate – residential	**8,926**	**38.14%**	7,378	36.02%	7,504	37.17%	8,053	38.41%	8,130	39.29%
Real estate – commercial	**16,930**	**24.11%**	15,412	24.54%	13,889	22.93%	12,080	21.30%	10,662	19.31%
Consumer	**20,206**	**16.19%**	18,681	16.48%	18,322	16.40%	19,131	17.08%	17,886	17.30%
Leases	**1,322**	**1.54%**	2,131	2.36%	3,282	3.48%	3,280	4.27%	3,792	4.67%
Total	**$68,328**	**100.00%**	$63,142	100.00%	$62,028	100.00%	$59,959	100.00%	$57,473	100.00%

As of December 31, 2004, the Corporation had no significant concentrations of loans to borrowers engaged in the same or similar industries nor did the Corporation have any loans to foreign governments.

Nonperforming Assets: Nonperforming loans include: 1) loans whose interest is accounted for on a nonaccrual basis; 2) loans whose terms have been renegotiated; and 3) loans which are contractually past due 90 days or more as to principal or interest payments but whose interest continues to accrue. Other real estate owned results from taking title to property used as collateral for a defaulted loan.

The following is a summary of the nonaccrual, past due and renegotiated loans and other real estate owned for the last five years:

Table 10 – Nonperforming Assets

December 31, (Dollars in thousands)	2004	2003	2002	2001	2000
Nonaccrual loans	**$17,873**	$15,921	$17,579	$17,303	$10,204
Renegotiated loans	**5,461**	5,452	2,599	2,254	6,440
Loans past due 90 days or more	**5,439**	4,367	6,290	7,550	5,093
Total nonperforming loans	**28,773**	25,740	26,468	27,107	21,737
Other real estate owned	**2,680**	2,319	3,206	3,425	1,716
Total nonperforming assets	**$31,453**	$28,059	$29,674	$30,532	$23,453
Percentage of nonperforming loans to loans, net of unearned interest	**0.92%**	0.94%	0.98%	0.97%	0.74%
Percentage of nonperforming assets to loans, net of unearned interest	**1.01%**	1.03%	1.10%	1.09%	0.79%
Percentage of nonperforming assets to total assets	**0.58%**	0.56%	0.67%	0.67%	0.56%

Tax equivalent interest income from loans of $179.5 million for 2004 would have increased by $1.9 million if all loans had been current in accordance with their original terms. Interest income for the year ended December 31, 2004 in the approximate amount of $984,000 is included in interest income for those loans in accordance with original terms.

The Corporation had $131.8 million of loans included on the Corporation's watch list of potential problem loans at December 31, 2004 compared to $177.7 million at year-end 2003 and $159.0 million at year-end 2002. The existing conditions of these loans do not warrant classification as nonaccrual. Management undertakes additional surveillance regarding a borrower's ability to comply with payment terms for watch list loans. As a percentage of year-end loans, the Corporation's watch list of potential problem loans was 4.2% in 2004, 6.5% in 2003 and 5.9% in 2002. Management expects that the Corporation's watch list of potential problem loans at year-end 2005 will be similar to year-end 2004 as economic conditions continue to improve. A year ago, management projected a reduction in the amount of watch list loans at year-end 2004 which turned out to be accurate.

CAPITAL RESOURCES

Liquidity and Interest Rate Sensitivity Management: The Corporation's objective in managing its liquidity is to maintain the ability to continuously meet the cash flow needs of customers, such as borrowings or deposit withdrawals, while at the same time seeking higher yields from longer-term lending and investing activities.

Cash and cash equivalents decreased by $8.0 million during 2004 to $161.8 million at year end. Cash provided by operating activities was $86.7 million in 2004, $99.2 million in 2003, and $80.4 million in 2002. Net income was the primary source of cash for operating activities during each year.

Cash used in investing activities was $147.8 million in 2004 and $665.0 million in 2003. Cash provided by investing activities was $200.6 million in 2002. Security transactions are the major use or source of cash in investing activities. Proceeds from the sale or maturity of securities provide cash and purchases of securities use cash. Net security transactions used $64.6 million of cash in 2004 and used $615.9 million of cash in 2003. Net security transactions provided $110.1 million of cash in 2002. The other major use or source of cash in investing activities is the net increase or decrease in the loan portfolio. Cash used by the net increase in the loan portfolio was $171.8 million in 2004 and was $45.2 million in 2003. Cash provided by the net decrease in the loan portfolio was $95.0 million in 2002.

Cash provided by financing activities was $53.2 million in 2004 and $496.7 million in 2003. Cash used by financing activities was $211.3 million in 2002. A major source of cash for financing activities is the net change in deposits. Cash provided by the net increase in deposits was $103.3 million in 2004 and $180.9 million in 2002. Cash used by the net decrease in deposits was $80.9 million in 2003.

Changes in short-term borrowings or long-term debt are another major source or use of cash for financing activities. The net decrease in short-term borrowings used cash of $256.8 million in 2004 and $129.4 million in 2002. The net increase in short-term borrowings provided cash of $327.9 million in 2003. Cash was provided by the net increase in long-term debt of $271.4 million in 2004 and $298.8 million in 2003. Cash was used by the net decrease in long-term debt of $205.3 million in 2002.

Funds are available from a number of sources, including the securities portfolio, the core deposit base, Federal Home Loan Bank borrowings, and the capability to securitize or package loans for sale. The present funding sources provide more than adequate liquidity for the Corporation to meet its cash flow needs.

The increase or decrease in the investment portfolio and short- and long-term debt is greatly dependent upon the growth in loans and deposits. The primary objective of management is to grow loan and deposit totals. To the extent that management is unable to grow loan totals at a desired growth rate, additional investment securities are added to the balance sheet. Likewise, short- and long-term debt are utilized to fund the growth in earning assets if the growth in deposits and the cash flow from operations is not sufficient to do so.

Liquidity is enhanced by assets maturing or repricing within one year. Assets maturing or repricing within one year were $2,848 million or 56.3% of interest earning assets at year-end 2004. Liquidity is also enhanced by a significant amount of stable core deposits from a variety of customers in several Ohio markets served by the Corporation.

An asset/liability committee monitors and forecasts rate-sensitive assets and rate-sensitive liabilities and develops strategies and pricing policies to influence the acquisition of certain assets and liabilities. The purpose of these efforts is to guard the Corporation from adverse impacts of unforeseen swings in interest rates and to enhance the net income of the Corporation by accepting a limited amount of interest rate risk, based on interest rate projections.

The following table shows interest rate sensitivity data for five different time intervals as of December 31, 2004.

Table 11 – Interest Rate Sensitivity

(Dollars in thousands)	0-3 Months	3-12 Months	1-3 Years	3-5 Years	Over 5 Years	Total
Interest rate sensitive assets:						
Investment securities (1)	$ 109,413	$ 265,175	$ 666,032	$605,866	$282,392	$1,928,878
Federal funds sold	6,300	—	—	—	—	6,300
Loans (1)	1,095,529	1,371,178	450,075	127,748	76,078	3,120,608
Total interest earning assets	1,211,242	1,636,353	1,116,107	733,614	358,470	5,055,786
Interest bearing liabilities:						
Interest bearing checking (2)	148,719	—	446,156	—	—	594,875
Savings accounts (2)	316,471	—	316,471	—	—	632,942
Money market checking	303,701	—	—	—	—	303,701
Time deposits	381,410	572,115	470,147	100,320	1,621	1,525,613
Other	1,849	—	—	—	—	1,849
Total deposits	1,152,150	572,115	1,232,774	100,320	1,621	3,058,980
Short-term borrowings	278,231	—	—	—	—	278,231
Long-term debt	378,000	14,150	164,344	216,409	22,890	795,793
Total interest bearing liabilities	1,808,381	586,265	1,397,118	316,729	24,511	4,133,004
Interest rate sensitivity gap	(597,139)	1,050,088	(281,011)	416,885	333,959	922,782
Cumulative rate sensitivity gap	(597,139)	452,949	171,938	588,823	922,782	—
Cumulative gap as a percentage of total interest earning assets	−11.81%	8.96%	3.40%	11.65%	18.25%	—

(1) Investment securities and loans that are subject to prepayment are shown in the table by the earlier of their repricing date or their expected repayment dates and not by their contractual maturity.

(2) Management considers interest bearing checking accounts and savings accounts to be core deposits and therefore, not as rate sensitive as other deposit accounts and borrowed money. Accordingly, only 25% of interest bearing checking accounts and 50% of savings accounts are considered to reprice within one year. If all of the interest bearing checking accounts and savings accounts were considered to reprice within one year, the one year cumulative gap would change from a positive 8.96% to a negative 6.13%.

The interest rate sensitivity gap analysis provides a good overall picture of the Corporation's static interest rate risk position. The Corporation's policy is that the twelve month cumulative gap position should not exceed fifteen percent of interest earning assets for three consecutive quarters. At December 31, 2004, the cumulative interest earning assets maturing or repricing within twelve months were $2,848 million compared to the cumulative interest bearing liabilities maturing or repricing within twelve months of $2,395 million. For the twelve-month cumulative gap position, rate sensitive assets exceed rate sensitive liabilities by $453 million or 9.0% of earning assets. Management expects that the twelve month interest rate sensitivity gap will become less positive (assets exceeding liabilities) by year-end 2005.

A positive twelve month cumulative rate sensitivity gap would suggest that the Corporation's net interest margin would increase if interest rates were to rise. However, the usefulness of the interest sensitivity gap analysis as a forecasting tool in projecting net interest income is limited. The gap analysis does not consider the magnitude by which assets or liabilities will reprice during a period and also contains assumptions as to the repricing of transaction and savings accounts that may not prove to be correct.

The cumulative twelve month interest rate sensitivity gap position at December 31, 2003 was a negative $36 million or a negative .8% of interest earning assets compared to a positive $453 million or a positive 9.0% of interest earning assets at December 31, 2004. This change in the cumulative twelve month interest rate sensitivity gap of a positive $489 million was primarily due to an increase in the amount of long-term debt repricing or maturing in longer than one year to $404 million at year-end 2004 compared to $111 million at year-end 2003.

Management supplements the interest rate sensitivity gap analysis with periodic simulations of balance sheet sensitivity under various interest rate and what-if scenarios to better forecast and manage the net interest margin. The Corporation uses an earnings simulation model to analyze net interest income sensitivity to movements in interest rates. This model is based on actual cash flows and repricing characteristics for balance sheet instruments and incorporates market-based assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities. This model also includes management's projections for activity levels of various balance sheet instruments and noninterest fee income and operating expense. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into this earnings simulation model. These assumptions are inherently uncertain and as a result, the model cannot precisely measure net interest income or precisely predict the impact of changes in interest rates on net interest income and net income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

Management uses a .50% change in market interest rates per quarter for a total of 2.00% per year in evaluating the impact of changing interest rates on net interest income and net income over a twelve month horizon. At December 31, 2004, the earnings simulation model projected that net income would increase by .9% using a rising interest rate scenario and decrease by .9% using a declining interest rate scenario over the next year. At December 31, 2003, the earnings simulation model projected that net income would increase by .1% using a rising interest rate scenario and decrease by 1.3% using a declining interest rate scenario over the next year and at December 31, 2002, the earnings simulation model projected that net income would increase by .6% using a rising interest rate scenario and decrease by 1.2% using a declining interest rate scenario over the next year. Consistently, over the past several years the earnings simulation model has projected that changes in interest rates would have only a small impact on net income and the net interest margin. The net interest margin has been relatively stable over the past five years at 4.56% in 2004, 4.60% in 2003, 5.06% in 2002, 4.92% in 2001 and 4.75% in 2000. By comparison, the net interest margin for Park's peer group (all bank holding companies with $3 to $10 billion in assets) was 3.87% in 2004, 3.92% in 2003, 4.16% in 2002, 4.18% in 2001 and 4.17% in 2000. A major goal of the asset/liability committee is to have a relatively stable net interest margin regardless of the level of interest rates. Management expects that the net interest margin will be approximately 4.35% in 2005. The projected decrease in the net interest margin for 2005 is largely due to the acquisition of First Federal and First Clermont.

CONTRACTUAL OBLIGATIONS

In the ordinary course of operations, Park enters into certain contractual obligations. Such obligations include the funding of operations through debt issuances as well as leases for premises. The following table summarizes Park's significant and determinable obligations by payment date at December 31, 2004.

Further discussion of the nature of each obligation is included in the referenced Note to the Consolidated Financial Statements.

Table 12 – Contractual Obligations

December 31, 2004		Payments Due In				
(Dollars in thousands)	Note	0-1 Years	1-3 Years	3-5 Years	Over 5 Years	Total
Deposits without stated maturity		$2,164,248	$ —	$ —	$ —	$2,164,248
Certificates of deposit		953,525	470,147	100,320	1,621	1,525,613
Short-term borrowings	9	278,231	—	—	—	278,231
Long-term debt	10	22,300	475,771	275,889	21,833	795,793
Operating leases	8	1,312	1,972	1,329	440	5,053
Purchase obligations		55,335	—	—	—	55,335
Total contractual obligations		$3,474,951	$947,890	$377,538	$23,894	$4,824,273

The Corporation's operating lease obligations represent short- and long-term lease and rental payments for facilities and equipment. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on the Corporation. The purchase obligation shown in the table relates primarily to the acquisition of First Clermont on January 3, 2005.

Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements: In order to meet the financing needs of its customers, the Corporation issues loan commitments and standby letters of credit. At December 31, 2004, the Corporation had $630 million of loan commitments for commercial, commercial real estate, and residential real estate loans and had $139 million of commitments for revolving home equity and credit card lines. Standby letters of credit totaled $15 million at December 31, 2004.

Commitments to extend credit for loan commitments and standby letters of credit do not necessarily represent future cash requirements. These commitments often expire without being drawn upon. However, all of the loan commitments and standby letters of credit are permitted to be drawn upon in 2005. See Note 17 of the Notes to Consolidated Financial Statements for additional information on loan commitments and standby letters of credit.

The Corporation did not have any significant contingent liabilities at December 31, 2004, and did not have any off-balance sheet arrangements at year-end 2004.

Capital: The Corporation's primary means of maintaining capital adequacy is through net retained earnings. At December 31, 2004, the Corporation's equity capital was $562.6 million, an increase of 3.6% over the equity capital at December 31, 2003. Stockholders' equity at December 31, 2004 was 10.39% of total assets compared to 10.79% of total assets at December 31, 2003.

Financial institution regulators have established guidelines for minimum capital ratios for banks, thrifts and bank holding companies. The unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. The capital standard of risk-based capital to risk-based assets is 8.00% at December 31, 2004. At year-end 2004, the Corporation had a risk-based capital ratio of 16.43% or capital above the minimum required by $282 million. The capital standard of tier 1 capital to risk-based assets is 4.00% at December 31, 2004. Tier 1 capital includes stockholders' equity net of goodwill and other intangible assets. At year-end 2004, the Corporation had a tier 1 capital to risk-based assets ratio of 15.16% or capital above the minimum required by $374 million. Bank regulators have also established a leverage capital ratio of 4.00%, consisting of tier 1 capital to total assets, not risk adjusted. At year-end 2004, the Corporation had a leverage capital ratio of 10.10% or capital above the minimum required by $307 million. Regulatory guidelines also establish capital ratio requirements for "well capitalized" bank holding companies. The capital ratios are 10.00% for risk-based capital, 6.00% for tier 1 capital to risk-based assets and 5.00% for tier 1 capital to total assets. The Corporation exceeds these higher capital standards and therefore is classified as "well capitalized."

The financial institution subsidiaries of the Corporation each met the well capitalized capital ratio guidelines at December 31, 2004. See Note 19 of the Notes to Consolidated Financial Statements for the capital ratios for the Corporation and its financial institution subsidiaries.

Effects of Inflation: Balance sheets of financial institutions typically contain assets and liabilities that are monetary in nature and therefore, differ greatly from most commercial and industrial companies which have significant investments in premises, equipment and inventory. During periods of inflation, financial institutions that are in a net positive monetary position will experience a decline in purchasing power, which does have an impact on growth. Another significant effect on internal equity growth is other expenses, which tend to rise during periods of inflation.

Management believes the most significant impact on financial results is the Corporation's ability to align its asset/liability management program to react to changes in interest rates.

The following table summarizes five-year financial information. All per share data have been retroactively restated for the 5% stock dividend paid on December 15, 2004.

Table 13 – Consolidated Five-Year Selected Financial Data

December 31, (Dollars in thousands, except per share data)	2004	2003	2002	2001	2000
Results of Operations:					
Interest income	**$ 270,993**	$ 264,629	$ 287,920	$ 320,348	$ 323,131
Interest expense	**58,702**	61,992	82,588	127,404	142,339
Net interest income	**212,291**	202,637	205,332	192,944	180,792
Provision for loan losses	**8,600**	12,595	15,043	13,059	14,790
Net interest income after provision for loan losses	**203,691**	190,042	190,289	179,885	166,002
Gain/(loss) on sale of securities	**(793)**	(6,060)	(182)	140	(889)
Noninterest income	**52,641**	61,583	51,032	45,098	38,353
Noninterest expense	**126,290**	122,376	119,964	114,207	106,862
Net income	**91,507**	86,878	85,579	78,362	68,547
Per share:					
Net income – basic	**6.38**	6.01	5.87	5.32	4.59
Net income – diluted	**6.32**	5.97	5.86	5.31	4.58
Cash dividends declared	**3.414**	3.209	2.962	2.752	2.533
Average Balances:					
Loans	**$2,813,069**	$2,695,830	$2,719,805	$2,881,551	$2,873,939
Investment securities	**1,901,129**	1,759,816	1,384,750	1,105,707	1,001,940
Money market instruments and other	**9,366**	35,768	36,679	21,021	24,144
Total earning assets	**4,723,564**	4,491,414	4,141,234	4,008,279	3,900,023

December 31, (Dollars in thousands, except per share data)	**2004**	2003	2002	2001	2000
Noninterest bearing deposits	**574,560**	522,456	502,400	460,219	460,360
Interest bearing deposits	**2,946,360**	2,901,835	2,901,456	2,735,046	2,666,113
Total deposits	**3,520,920**	3,424,291	3,403,856	3,195,265	3,126,473
Short-term borrowings	**401,299**	515,328	226,238	279,244	295,162
Long-term debt	**519,979**	281,599	252,834	295,669	267,147
Stockholders' equity	**538,275**	520,391	487,316	452,287	414,095
Total assets	**5,049,081**	4,803,263	4,435,162	4,270,004	4,141,834
Ratios:					
Return on average assets	**1.81%**	1.81%	1.93%	1.84%	1.65%
Return on average equity	**17.00%**	16.69%	17.56%	17.33%	16.55%
Net interest margin (1)	**4.56%**	4.60%	5.06%	4.92%	4.75%
Noninterest expense to net revenue (1)	**47.11%**	45.66%	46.02%	47.11%	47.82%
Dividend payout ratio	**53.54%**	53.42%	50.42%	51.64%	52.73%
Average stockholders' equity to average total assets	**10.66%**	10.83%	10.99%	10.59%	10.00%
Leverage capital	**10.10%**	10.79%	10.72%	9.97%	9.91%
Tier 1 capital	**15.16%**	16.51%	16.51%	14.84%	15.01%
Risk-based capital	**16.43%**	17.78%	17.78%	16.09%	16.27%

(1) Computed on a fully taxable equivalent basis

The following table is a summary of selected quarterly results of operations for the years ended December 31, 2004 and 2003. Certain quarterly amounts have been reclassified to conform to the year-end financial statement presentation.

Table 14 – Quarterly Financial Data

(Dollars in thousands, except per share data)	Three Months Ended March 31	June 30	Sept. 30	Dec. 31
2004:				
Interest income	**$66,787**	**$66,372**	**$68,604**	**$69,230**
Interest expense	**14,171**	**13,850**	**14,794**	**15,887**
Net interest income	**52,616**	**52,522**	**53,810**	**53,343**
Provision for loan losses	**1,465**	**1,905**	**2,745**	**2,485**
Gain (loss) on sale of securities	**106**	**—**	**—**	**(899)**
Income before income taxes	**32,604**	**34,368**	**32,982**	**29,295**
Net income	**22,978**	**24,085**	**23,547**	**20,897**
Per share data:				
Net income – basic	**1.59**	**1.68**	**1.65**	**1.46**
Net income – diluted	**1.58**	**1.67**	**1.63**	**1.44**
Weighted-average common stock outstanding – basic	**14,443,898**	**14,341,123**	**14,289,060**	**14,305,004**
Weighted-average common stock equivalent – diluted	**14,553,019**	**14,464,537**	**14,427,971**	**14,499,782**
2003:				
Interest income	$68,863	$67,971	$64,051	$63,744
Interest expense	16,658	16,375	14,701	14,258
Net interest income	52,205	51,596	49,350	49,486
Provision for loan losses	3,433	2,836	3,156	3,170
Gain (loss) on sale of securities	(1,234)	321	(4,474)	(673)
Income before income taxes	32,924	35,991	28,502	25,772
Net income	23,166	25,123	20,200	18,389
Per share data:				
Net income – basic	1.60	1.74	1.40	1.27
Net income – diluted	1.60	1.73	1.39	1.26
Weighted-average common stock outstanding – basic	14,469,869	14,449,173	14,452,600	14,463,954
Weighted-average common stock equivalent – diluted	14,515,896	14,534,269	14,574,443	14,581,080

The Corporation's common stock (symbol: PRK) is traded on the American Stock Exchange (AMEX). At December 31, 2004, the Corporation had 5,006 stockholders of record. The following table sets forth the high, low and closing sale prices of, and dividends declared on the common stock for each quarterly period for the years ended December 31, 2004 and 2003, as reported by AMEX. All per share data have been retroactively restated for the 5% stock dividend paid on December 15, 2004.

Table 15 – Market and Dividend Information

	High	Low	Last Price	Cash Dividend Declared Per Share
2004:				
First Quarter	**$110.24**	**$105.33**	**$107.90**	**$0.838**
Second Quarter	**124.76**	**107.52**	**121.63**	**0.838**
Third Quarter	**125.08**	**108.48**	**121.17**	**0.838**
Fourth Quarter	**141.25**	**119.29**	**135.50**	**0.900**
2003:				
First Quarter	$ 98.52	$ 88.86	$ 88.86	$0.790
Second Quarter	108.86	91.00	108.81	0.790
Third Quarter	114.29	106.04	106.57	0.790
Fourth Quarter	113.81	100.97	107.76	0.838

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders
Park National Corporation

The management of Park National Corporation (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d–15(f) under the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Corporation's internal control over financial reporting includes those policies and procedures that:

a.) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

b.) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and

c.) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

The Corporation's internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

With the supervision and participation of our President and Chief Executive Officer and our Chief Financial Officer, management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management concluded that the Corporation maintained effective internal control over financial reporting as of December 31, 2004.

Park's independent registered public accounting firm (Ernst & Young LLP) have issued an attestation report on management's assessment of the Corporation's internal control over financial reporting which follows this report.



C. Daniel DeLawder
President and Chief Executive Officer



John W. Kozak
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Park National Corporation

We have audited management's assessment, included in the accompanying Report of Management, that Park National Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Park National Corporation management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Park National Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Park National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Park National Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 2004 and our report dated February 25, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Columbus, Ohio
February 25, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Park National Corporation

We have audited the accompanying consolidated balance sheets of Park National Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Park National Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Park National Corporation and subsidiaries internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Columbus, Ohio
February 25, 2005

PARK NATIONAL CORPORATION AND SUBSIDIARIES

at December 31, 2004 and 2003 (Dollars in thousands)

ASSETS	2004	2003
Cash and due from banks	**$ 155,529**	$ 169,782
Federal funds sold	**6,300**	—
Interest bearing deposits with other banks	**2,096**	50
Investment securities:		
Securities available-for-sale, at fair value (amortized cost of $1,835,194 and $1,899,537 at December 31, 2004 and 2003, respectively)	**1,854,335**	1,928,697
Securities held-to-maturity, at amortized cost (fair value of $73,613 and $63,563 at December 31, 2004 and 2003, respectively)	**72,447**	62,529
Total investment securities	**1,926,782**	1,991,226
Loans	**3,125,829**	2,737,520
Unearned loan interest	**(5,221)**	(6,717)
Total loans	**3,120,608**	2,730,803
Allowance for loan losses	**(68,328)**	(63,142)
Net loans	**3,052,280**	2,667,661
Other assets:		
Bank owned life insurance	**94,909**	82,570
Premises and equipment, net	**43,179**	36,746
Accrued interest receivable	**20,548**	19,794
Other	**110,961**	67,127
Total other assets	**269,597**	206,237
Total assets	**$5,412,584**	$5,034,956

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES
at December 31, 2004 and 2003 (Dollars in thousands)

LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2003
Deposits:		
Noninterest bearing	**$ 630,882**	$ 547,793
Interest bearing	**3,058,979**	2,866,456
Total deposits	**3,689,861**	3,414,249
Short-term borrowings	**278,231**	516,759
Long-term debt	**795,793**	485,977
Other liabilities:		
Accrued interest payable	**6,411**	6,437
Other	**79,727**	68,493
Total other liabilities	**86,138**	74,930
Total liabilities	**4,850,023**	4,491,915
COMMITMENTS AND CONTINGENCIES		
Stockholders' equity:		
Common stock, no par value (20,000,000 shares authorized; 15,269,707 shares issued in 2004 and 15,269,452 issued in 2003)	**208,251**	105,895
Accumulated other comprehensive income, net	**12,442**	18,954
Retained earnings	**433,260**	486,769
Less: Treasury stock (949,480 shares in 2004 and 814,425 shares in 2003)	**(91,392)**	(68,577)
Total stockholders' equity	**562,561**	543,041
Total liabilities and stockholders' equity	**$5,412,584**	$5,034,956

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2004, 2003 and 2002 (Dollars in thousands, except per share data)

	2004	2003	2002
Interest income:			
Interest and fees on loans	**$178,853**	$183,929	$206,699
Interest and dividends on:			
Obligations of U.S. Government, its agencies and other securities	**86,806**	73,753	73,625
Obligations of states and political subdivisions	**5,115**	6,168	6,975
Other interest income	**219**	779	621
Total interest income	**270,993**	264,629	287,920
Interest expense:			
Interest on deposits:			
Demand and savings deposits	**6,895**	8,026	12,521
Time deposits	**33,103**	40,574	55,906
Interest on short-term borrowings	**5,319**	2,738	3,310
Interest on long-term debt	**13,385**	10,654	10,851
Total interest expense	**58,702**	61,992	82,588
Net interest income	**212,291**	202,637	205,332
Provision for loan losses	**8,600**	12,595	15,043
Net interest income after provision for loan losses	**203,691**	190,042	190,289
Other income:			
Income from fiduciary activities	**11,137**	10,245	8,942
Service charges on deposit accounts	**15,585**	14,269	13,868
Gain/(loss) on sales of securities	**(793)**	(6,060)	(182)
Other service income	**10,325**	21,648	12,936
Other	**15,594**	15,421	15,286
Total other income	**$ 51,848**	$ 55,523	$ 50,850

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2004, 2003 and 2002 (Dollars in thousands, except per share data)

	2004	2003	2002
Other expense:			
Salaries and employee benefits	**$ 71,464**	$ 68,093	$ 65,464
Data processing fees	**8,900**	7,819	8,302
Fees and service charges	**8,784**	7,830	7,709
Net occupancy expense of bank premises	**7,024**	6,917	6,262
Amortization of intangibles	**1,479**	3,110	5,276
Furniture and equipment expense	**5,749**	6,434	6,177
Insurance	**1,030**	1,090	1,190
Marketing	**3,972**	3,585	3,512
Postage and telephone	**4,482**	4,691	4,560
State taxes	**2,468**	2,518	2,287
Other	**10,938**	10,289	9,225
Total other expense	**126,290**	122,376	119,964
Income before federal income taxes	**129,249**	123,189	121,175
Federal income taxes	**37,742**	36,311	35,596
Net income	**$ 91,507**	$ 86,878	$ 85,579
Earnings per share:			
Basic	**$6.38**	$6.01	$5.87
Diluted	**$6.32**	$5.97	$5.86

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2004, 2003 and 2002 (Dollars in thousands, except per share data)

	Common Stock			Accumulated		
	Shares Outstanding	Amount	Retained Earnings	Other Comprehensive Income	Treasury Stock	Total
Balance, January 1, 2002	14,637,841	$105,771	$403,870	$ 8,705	$(50,000)	$468,346
Treasury stock purchased	(213,740)	—	—	—	(18,793)	(18,793)
Treasury stock reissued primarily for stock options exercised	57,515	—	—	—	3,599	3,599
Cash payment for fractional shares in dividend reinvestment plan	(52)	(3)	—	—	—	(3)
Net income	—	—	85,579	—	—	85,579
Other comprehensive income, net of tax:						
Unrealized net holding gain on securities available-for-sale, net of income taxes of $8,243				15,311		15,311
Additional minimum liability for pension plan, net of income taxes of $(860)				(1,598)		(1,598)
Total other comprehensive income						13,713
Comprehensive income						99,292
Cash dividends:						
Corporation at $2.962 per share	—	—	(43,149)	—	—	(43,149)
Balance, December 31, 2002	14,481,564	$105,768	$446,300	$22,418	$(65,194)	$509,292
Treasury stock purchased	(92,913)	—	—	—	(8,907)	(8,907)
Treasury stock reissued primarily for stock options exercised	64,396	—	—	—	5,524	5,524
Cash payment for fractional shares in dividend reinvestment plan	(40)	(3)	—	—	—	(3)
Shares issued for stock options	2,020	130				130
Net income	—	—	86,878	—	—	86,878
Other comprehensive income, net of tax:						
Unrealized net holding loss on securities available-for-sale, net of income taxes of $(2,725)				(5,062)		(5,062)
Reverse additional minimum liability for pension plan, net of income taxes of $860				1,598	—	1,598
Total other comprehensive income						(3,464)
Comprehensive income						83,414
Cash dividends:						
Corporation at $3.209 per share	—	—	(46,409)	—	—	(46,409)
Balance, December 31, 2003	**14,455,027**	**$105,895**	**$486,769**	**$18,954**	**$(68,577)**	**$543,041**
Treasury stock purchased	(214,681)	—	—	—	(23,699)	(23,699)
Treasury stock reissued primarily for stock options exercised	79,626	—	—	—	7,323	7,323
Cash payment for fractional shares in dividend reinvestment plan	(25)	(3)	—	—	—	(3)
Shares issued for stock options	2,052	144				144
Stock dividend at 5%	—	102,464	(96,025)		(6,439)	—
Cash payment for fractional shares for 5% stock dividend	(1,772)	(249)				(249)
Net income	—	—	91,507	—	—	91,507
Other comprehensive income, net of tax:						
Unrealized net holding loss on securities available-for-sale, net of income taxes of $(3,506)				(6,512)		(6,512)
Total other comprehensive income						(6,512)
Comprehensive income						84,995
Cash dividends:						
Corporation at $3.414 per share	—	—	(48,991)	—	—	(48,991)
Balance, December 31, 2004	**14,320,227**	**$208,251**	**$433,260**	**$12,442**	**$(91,392)**	**$562,561**

The accompanying notes are an integral part of the financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2004, 2003 and 2002 (Dollars in thousands)

	2004	2003	2002
Operating activities:			
Net income	$ 91,507	$ 86,878	$ 85,579
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	8,600	12,595	15,043
Amortization of loan fees and costs, net	(3,336)	(4,882)	(4,309)
Provision for depreciation and amortization	5,436	5,866	5,630
Amortization of intangible assets	1,479	3,110	5,276
Accretion of investment securities	(1,756)	(6,063)	(5,666)
Deferred income taxes	(2,542)	(3,661)	(3,519)
Realized investment security losses	793	6,060	182
Changes in assets and liabilities:			
Increase in other assets	(20,219)	(10,463)	(5,368)
Increase (decrease) in other liabilities	6,750	9,767	(12,476)
Net cash provided by operating activities	86,712	99,207	80,372
Investing activities:			
Proceeds from sales of available-for-sale securities	58,438	754,474	99,673
Proceeds from maturities of securities:			
Held-to-maturity	52,741	632,005	1,989
Available-for-sale	384,087	3,013,785	1,971,411
Purchase of securities:			
Held-to-maturity	(62,659)	(341,656)	(327,348)
Available-for-sale	(367,974)	(4,674,476)	(1,635,650)
Net decrease in interest bearing deposits with other banks	50	—	—
Net (increase) decrease in loans	(171,784)	(45,215)	94,956
Cash paid for acquisition, net	(34,693)	—	—
Purchases of premises and equipment, net	(6,047)	(3,878)	(4,454)
Net cash (used in) provided by investing activities	(147,841)	(664,961)	200,577
Financing activities:			
Net increase (decrease) in deposits	103,273	(80,886)	180,932
Net (decrease) increase in short-term borrowings	(256,756)	327,881	(129,433)
Cash payment for fractional shares of common stock	(252)	(3)	(3)
Exercise of stock options	144	130	—
Purchase of treasury stock, net	(16,376)	(3,383)	(15,194)
Proceeds from long-term debt	477,915	475,000	—
Repayment of long-term debt	(206,541)	(176,249)	(205,314)
Cash dividends paid	(48,231)	(45,742)	(42,292)
Net cash provided by (used in) financing activities	53,176	496,748	(211,304)
(Decrease) increase in cash and cash equivalents	(7,953)	(69,006)	69,645
Cash and cash equivalents at beginning of year	169,782	238,788	169,143
Cash and cash equivalents at end of year	$ 161,829	$ 169,782	$ 238,788
Supplemental disclosure			
Summary of business acquisition:			
Fair value of assets acquired	$ 252,687		
Cash paid for the purchase of First Federal Bancorp Inc. common stock	(46,638)		
Fair value of liabilities assumed	(232,707)		
Goodwill recognized	$ (26,658)		

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements:

Principles of Consolidation

The consolidated financial statements include the accounts of Park National Corporation (the Corporation or Park) and all of its subsidiaries. Material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

Investment Securities

Investment securities are classified upon acquisition into one of three categories: Held-to-maturity, available-for-sale, or trading (see Note 4).

Held-to-maturity securities are those securities that the Corporation has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Corporation's liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and are included in other comprehensive income, net of applicable taxes. At December 31, 2004 and 2003, the Corporation did not hold any trading securities.

Gains and losses realized on the sale of investment securities have been accounted for on the trade date in the year of sale on a specific identification basis.

Mortgage Loans Held-for-Sale

Mortgage loans held-for-sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Mortgage loans held-for-sale were $2.9 million at December 31, 2004 and $4.5 million at December 31, 2003. These amounts are included in loans on the balance sheet and not shown separately, because they are not material. Forward commitments to sell mortgage loans are acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held-for-sale. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid and considering a normal servicing rate. Fees received from borrowers to guarantee the funding of mortgage loans held-for-sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on nonaccrual status at 90 days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection. Consumer loans are generally not placed on nonaccrual status, but are charged-off when they are 120 days past due. For loans which are on nonaccrual status, it is Park's policy to reverse interest previously accrued on the loan against interest income. Interest on such loans is thereafter recorded on a cash basis and is included in earnings only when actually received in cash and when full payment of principal is no longer doubtful.

The delinquency status of a loan is based on contractual terms and not on how recently payments have been received. Loans are removed from non-accrual status when loan payments have been received to cure the delinquency status and the loan is deemed to be well-secured by management.

Allowance for Loan Losses

The allowance for loan losses is that amount believed adequate to absorb estimated credit losses in the loan portfolio based on management's evaluation of various factors including overall growth in the loan portfolio, an analysis of individual loans, prior and current loss experience, and current economic conditions. A provision for loan losses is charged to operations based on management's periodic evaluation of these and other pertinent factors.

Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure" requires an allowance to be established as a component of the allowance for loan losses for certain loans when it is probable that all amounts due pursuant to the contractual terms of the loan will not be collected, and the recorded investment in the loan exceeds the fair value. Fair value is measured using either the present value of expected future cash flows based upon the initial effective interest rate on the loan, the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent.

Commercial loans are individually risk graded. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral and other sources of cash flow. Homogenous loans, such as consumer installment, residential mortgage loans, and automobile leases are not individually risk graded. Reserves are established for each pool of loans based on historical loan loss experience, current economic conditions and loan delinquency.

Income Recognition

Income earned by the Corporation and its subsidiaries is recognized on the accrual basis of accounting, except for late charges on loans which are recognized as income when they are collected.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is generally provided on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lives of the respective leases or the estimated useful lives of the improvements, whichever are the shorter periods. Upon the sale or other disposal of the assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized. Maintenance and repairs are charged to expense as incurred while renewals and improvements are capitalized.

The range of depreciable lives that premises and equipment are being depreciated over are:

Buildings	5 to 50 Years
Equipment, furniture and fixtures	3 to 20 Years
Leasehold improvements	1 to 10 Years

Buildings that are currently placed in service are depreciated over 20 to 30 years. Equipment and furniture and fixtures that are currently placed in service are depreciated over 3 to 10 years. Leasehold improvements are depreciated over the life of the leases which range from 1 to 10 years.

Other Real Estate Owned
Other real estate owned is recorded at the lower of cost or fair market value (which is not in excess of estimated net realizable value) and consists of property acquired through foreclosure, and real estate held for sale. Subsequent to acquisition, allowances for losses are established if carrying values exceed fair value less estimated costs to sell. Costs relating to development and improvement of such properties are capitalized (not in excess of fair value less estimated costs to sell), whereas costs relating to holding the properties are charged to expense.

Mortgage Servicing Rights
When Park sells mortgage loans with servicing rights retained, the total cost of the mortgage loan is allocated to the servicing rights and the loans based on their relative fair values. The servicing rights capitalized are amortized in proportion to and over the period of estimated servicing income. Capitalized mortgage servicing rights are included in other assets and totaled $9,523,000 at December 31, 2004 and $9,184,000 at December 31, 2003. The estimated fair values of capitalized mortgage servicing rights are $9.5 million and $9.2 million at December 31, 2004 and 2003, respectively. The fair value of mortgage servicing rights is determined by discounting estimated future cash flows from the servicing assets, using market discount rates, and using expected future prepayment rates. In 2004, 2003 and 2002, Park capitalized $1.97 million, $7.88 million and $4.59 million in mortgage servicing rights, respectively. In 2004, 2003 and 2002, Park's amortization of mortgage servicing rights was $1.95 million, $4.24 million and $2.19 million, respectively. Generally, mortgage servicing rights are capitalized and amortized on an individual sold loan basis. When a sold mortgage loan is paid off, the related mortgage servicing rights are fully amortized. Mortgage servicing rights also increased in 2004 by $315,000 as a result of the acquisition of First Federal Bancorp, Inc. on December 31, 2004. Mortgage servicing rights are assessed for impairment periodically, based on fair value, with any impairment recognized through a valuation allowance. Fees received for servicing mortgage loans owned by investors are based on a percentage of the outstanding monthly principal balance of such loans and are included in income as loan payments are received. The cost of servicing loans is charged to expense as incurred.

Park serviced sold mortgage loans of $1,266 million at December 31, 2004, $1,166 million at December 31, 2003 and $833 million at December 31, 2002. At December 31, 2004, $102 million of the sold mortgage loans were sold with recourse. Management closely monitors the delinquency rates on the mortgage loans sold with recourse and due to the low delinquency rate and the favorable loan to value ratios does not anticipate any significant loss on the mortgage loans sold with recourse.

Lease Financing
Leases of equipment, automobiles, and aircraft to customers generally are direct leases in which the Corporation's subsidiaries have acquired the equipment, automobiles, or aircraft with no outside financing.

Such leases are accounted for as direct financing leases for financial reporting purposes. Under the direct financing method, a receivable is recorded for the total amount of the lease payments to be received.

Unearned lease income, representing the excess of the sum of the aggregate rentals of the equipment, automobiles or aircraft over its cost is included in income over the term of the lease under the interest method.

The estimated residual values of leases are established at inception by determining the estimated residual value for the equipment, automobiles, or aircraft from the particular industry leasing guide. Management re-evaluates the estimated residual values of leases on a quarterly basis from review of the leasing guides and charges operating expense for any write-down of the estimated residual values of leases.

Goodwill and other Intangible Assets
Goodwill represents the excess of the purchase price over net identifiable tangible and intangible assets acquired in a purchase business combination. Other intangible assets represent purchased assets that have no physical property but represent some future economic benefit to its owner and are capable of being sold or exchanged on their own or in combination with a related asset or liability.

Goodwill and indefinite-lived intangible assets are not amortized to expense, but are subject to annual impairment tests. Intangible assets with definitive useful lives (such as core deposit intangibles) are amortized to expense over their estimated useful life.

Management considers several factors when performing the annual impairment tests on goodwill. The factors considered include the operating results for the particular Park affiliate bank for the past year and the operating results projected for future years, the purchase prices being paid for financial institutions in the Midwest, the deposit and loan totals of the particular Park affiliate bank and the economic conditions in the markets served by the Park affiliate bank.

Park had $7,529,000 of goodwill included in other assets at December 31, 2003. This goodwill was evaluated for impairment during the first quarter of 2004, 2003 and 2002 and a determination was made that the goodwill was not impaired for each year.

On December 31, 2004, Park acquired First Federal Bancorp, Inc. and added $26,658,000 of goodwill (See Note 2 of the Notes to Consolidated Financial Statements for details on this acquisition.) A total of $34,187,000 of goodwill is included in other assets at December 31, 2004.

Park had core deposit intangibles of $5,429,000 at December 31, 2003. Core deposit intangible amortization expense was $1,479,000 in 2004 pertaining to this asset. An additional core deposit intangible asset of $2,750,000 was added from the acquisition of First Federal Bancorp, Inc. A total of $6,700,000 of core deposit intangibles are included in other assets at December 31, 2004. The core deposit intangibles are being amortized to expense principally on the straight-line method, over periods ranging from six to twelve years.

Consolidated Statement of Cash Flows
Cash and cash equivalents include cash and cash items, amounts due from banks and federal funds sold. Generally federal funds are purchased and sold for one day periods.

Net cash provided by operating activities reflects cash payments as follows:

December 31, (Dollars in thousands)	2004	2003	2002
Interest paid on deposits and other borrowings	**$58,986**	$63,608	$85,286
Income taxes paid	**$41,884**	$36,400	$39,650

Income Taxes
The Corporation accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock Dividend
Park's Board of Directors approved a 5% stock dividend in November 2004. The additional shares resulting from the dividend were distributed on December 15, 2004 to stockholders of record as of December 1, 2004. The consolidated financial statements, notes and other references to share and per share data have been retroactively restated for the stock dividend.

Treasury Stock
The purchase of Park's common stock is recorded at cost. At the date of retirement or subsequent reissuance, the treasury stock account is reduced by the cost of such stock.

Stock Options
At December 31, 2004, Park had an incentive stock option plan, which is described more fully in Note 11 of the Notes to Consolidated Financial Statements. Park accounts for this plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 "Accounting for Stock issued to Employees" (APB 25) and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan have an exercise price that equalled the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share as if Park had applied the fair value provisions of SFAS No. 123, "Accounting for Stock Based Compensation," to stock-based employee compensation.

December 31, (Dollars in thousands, except per share data)	2004	2003	2002
Net income as reported	**$91,507**	$86,878	$85,579
Pro-forma net income	**$88,284**	$84,989	$83,852
Basic earnings per share as reported	**6.38**	6.01	5.88
Pro-forma basic earnings per share	**6.15**	5.88	5.75
Diluted earnings per share as reported	**6.32**	5.97	5.86
Pro-forma diluted earnings per share	**6.09**	5.84	5.74

SFAS No. 123, "Accounting for Stock Based Compensation" was revised in December 2004 (SFAS No. 123r) and prohibits Park from using APB 25 for the accounting for stock-based compensation for all stock options granted or that become vested after June 30, 2005. Companies are permitted to adopt SFAS No. 123r earlier than July 1, 2005, but the management of Park intends to adopt SFAS No. 123r on July 1, 2005 on a prospective basis.

Derivative Instruments
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of this statement require that derivative instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provided for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings. The provisions of this statement became effective for quarterly and annual reporting beginning January 1, 2001. The Corporation did not use any derivative instruments in 2004, 2003 and 2002 and as a result the adoption of this statement has had no impact on the Corporation's financial position, results of operations and cash flows.

Accounting Changes
Emerging Issues Task Force 03-1 (EITF 03-1), The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments: In March 2004, FASB reached a consensus on EITF 03-1, which clarifies the application of an impairment model to determine whether investments are other-than-temporarily impaired. The provisions of EITF 03-1 must be applied prospectively to all current and future investments accounted for in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." On September 15, September 30, and November 15, 2004, the FASB issued proposed staff positions to provide guidance on the application and scope of certain paragraphs and to defer the effective date of the impairment measurement and recognition provisions contained in specific paragraphs of EITF 03-1. This deferral will be superseded in FASB's final issuance of the staff position. The management of Park does not expect the revised EITF 03-1 to have a material impact on its results of operations or financial condition at the time of the adoption.

SEC Staff Accounting Bulletin (SAB) No. 105, Application of Accounting Principles to Loan Commitments: SAB 105 summarizes the views of the staff of the SEC regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. SAB 105 provides that the fair value of recorded loan commitments that are accounted for as derivatives should not incorporate the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The adoption of this accounting standard did not have a material impact on Park's results of operations or financial condition.

2. ORGANIZATION, ACQUISITIONS AND PENDING ACQUISITION

Park National Corporation is a multi-bank holding company headquartered in Newark, Ohio. Through its banking subsidiaries, The Park National Bank (PNB), The Richland Trust Company (RTC), Century National Bank (CNB), The First-Knox National Bank of Mount Vernon (FKNB), United Bank, N.A. (UB), Second National Bank (SNB), The Security National Bank and Trust Co. (SEC), and The Citizens National Bank of Urbana (CIT), Park is engaged in a general commercial banking and trust business, primarily in Central Ohio. A wholly-owned subsidiary of Park, Guardian Finance Company (GFC) began operating in May 1999. GFC is a consumer finance company located in Central Ohio. PNB operates through two banking divisions with the Park National Division headquartered in Newark, Ohio and the Fairfield National Division headquartered in Lancaster, Ohio. FKNB also operates through two banking divisions with the First-Knox National Division headquartered in Mount Vernon, Ohio and the Farmers and Savings Division headquartered in Loudonville, Ohio. SEC also operates through two banking divisions with the Security National Division headquartered in Springfield, Ohio and The Unity

National Division (formerly The Third Savings and Loan Company) headquartered in Piqua, Ohio. All of the banking subsidiaries and their respective divisions provide the following principal services: the acceptance of deposits for demand, savings, and time accounts; commercial, industrial, consumer and real estate lending, including installment loans, credit cards, home equity lines of credit and commercial and auto leasing; trust services; cash management; safe deposit operations; electronic funds transfers; and a variety of additional banking-related services. See Note 20 for financial information on the Corporation's banking subsidiaries.

On December 31, 2004, Park acquired First Federal Bancorp, Inc., ("First Federal") a savings and loan holding company headquartered in Zanesville, Ohio, in an all cash transaction accounted for as a purchase. The stockholders of First Federal received $13.25 in cash for each outstanding common share of First Federal common stock. Park paid a total of $46,638,000 to the stockholders of First Federal. The savings and loan subsidiary of First Federal, First Federal Savings Bank of Eastern Ohio, merged with Century National Bank. The goodwill recognized as a result of this acquisition was $26,658,000. The fair value of the acquired assets of First Federal were $252,687,000 and the fair value of the liabilities assumed were $232,707,000 at December 31, 2004.

On March 23, 2001, Park merged with Security Banc Corporation, a $995 million bank holding company headquartered in Springfield, Ohio, in a transaction accounted for as a pooling-of-interests. Park issued approximately 3,350,000 shares of common stock to the stockholders of Security Banc Corporation based upon an exchange ratio of .284436 shares of Park common stock for each outstanding share of Security Banc Corporation common stock. The three financial institution subsidiaries of Security Banc Corporation (The Security National Bank and Trust Co., The Citizens National Bank of Urbana, and The Third Savings and Loan Company) are being operated as two separate subsidiaries by Park. The Third Savings and Loan Company is now being operated as a separate division of The Security National Bank and Trust Co. under the name of Unity National and The Citizens National Bank of Urbana is also being operated as a separate banking subsidiary of Park. The historical financial statements of Park have been restated to show Security Banc Corporation and Park on a combined basis.

Pending Acquisition

On January 3, 2005, Park acquired First Clermont Bank of Milford, Ohio for $52,500,000 in an all cash purchase. First Clermont Bank merged with The Park National Bank and will be operated as a separate division of The Park National Bank. At December 31, 2004, First Clermont Bank had total assets of $185 million.

3. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Corporation's banking subsidiaries are required to maintain average reserve balances with the Federal Reserve Bank. The average required reserve balance was approximately $30,827,000 and $28,928,000 at December 31, 2004 and 2003, respectively. No other compensating balance arrangements were in existence at year-end.

4. INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are shown below. Management evaluates the investment securities on a quarterly basis for permanent impairment. No impairment charges have been deemed necessary in 2004 and 2003.

(In thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
2004:				
Securities Available-for-Sale				
Obligations of U.S. Treasury and other U.S. Government agencies	$ 15,201	$ 8	$ 3	$ 15,206
Obligations of states and political subdivisions	81,738	3,851	23	85,566
U.S. Government agencies' asset-backed securities and other asset-backed securities	1,685,760	16,043	1,225	1,700,578
Other equity securities	52,495	501	11	52,985
Total	$1,835,194	$20,403	$ 1,262	$1,854,335
2004:				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 18,173	$ 703	$ —	$ 18,876
U.S. Government agencies' asset-backed securities and other asset-backed securities	54,274	470	7	54,737
Total	$ 72,447	$ 1,173	$ 7	$ 73,613

Management does not believe any individual unrealized loss as of December 31, 2004 represents an other-than-temporary impairment. The unrealized losses relate primarily to the impact of increases in market interest rates on U.S. Government agencies asset-backed securities.

Should the impairment of any of these securities become other-than-temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

Securities with unrealized losses at December 31, 2004 were as follows:

	Less than 12 Months		12 Months or Longer		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2004:						
Securities Available-for-Sale						
Obligations of U.S. Treasury and other U.S. Government agencies	$ 5,198	$ 3	$ —	$—	$ 5,198	$ 3
Obligations of states and political subdivisions	1,019	23	—	—	1,019	23
U.S. Government agencies' asset-backed securities and other asset-backed securities	208,643	363	24,136	862	232,779	1,225
Other equity securities	189	11	—	—	189	11
Total	$215,049	$400	$24,136	$862	$239,185	$1,262
2004:						
Securities Held-to-Maturity						
U.S. Government agencies' asset-backed securities and other asset-backed securities	$ 4,715	$ 7	$ —	$—	$ 4,715	$ 7

(In thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
2003:				
Securities Available-for-Sale				
Obligations of U.S. Treasury and other U.S. Government agencies	$ 24,389	$ 965	$ —	$ 25,354
Obligations of states and political subdivisions	93,936	5,598	6	99,528
U.S. Government agencies' asset-backed securities and other asset-backed securities	1,737,215	23,393	1,305	1,759,303
Other equity securities	43,997	522	7	44,512
Total	$1,899,537	$30,478	$ 1,318	$1,928,697
2003:				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 21,480	$ 863	$ —	$ 22,343
U.S. Government agencies' asset-backed securities and other asset-backed securities	41,049	171	—	41,220
Total	$ 62,529	$ 1,034	$ —	$ 63,563

The amortized cost and estimated fair value of investments in debt securities at December 31, 2004 are shown below by contractual maturity or the expected call date, except for asset-backed securities which are shown based on expected principal repayments. The average yield is computed on a tax equivalent basis using a 35 percent tax rate.

(Dollars in thousands)	Amortized Cost	Estimated Fair Value	Weighted Average Maturity	Average Yield
Securities Available-for-Sale				
U.S. Treasury and agencies' notes:				
Due within one year	$ 15,201	$ 15,206	0.04 years	5.60%
Obligations of states and political subdivisions:				
Due within one year	17,239	17,572	0.63 years	7.20%
Due one through five years	61,567	64,820	2.82 years	7.18%
Due five through ten years	2,932	3,174	6.70 years	7.06%
Total	$ 81,738	$ 85,566	2.49 years	7.18%
U.S. Government agencies' asset-backed securities and other asset-backed securities:				
Due within one year	$ 306,853	$ 309,550	0.52 years	4.78%
Due one through five years	790,646	797,596	2.81 years	4.77%
Due five through ten years	451,000	454,964	7.17 years	4.72%
Due over ten years	137,261	138,468	11.59 years	4.69%
Total	$1,685,760	$1,700,578	4.27 years	4.75%
Securities Held-to-Maturity				
Obligations of state and political subdivisions:				
Due within one year	$ 1,203	$ 1,214	0.63 years	6.45%
Due one through five years	16,488	17,142	2.70 years	6.52%
Due five through ten years	482	520	5.74 years	7.25%
Total	$ 18,173	$ 18,876	2.64 years	6.55%
U.S. Government agencies' asset-backed securities and other asset-backed securities:				
Due within one year	$ 34,597	$ 34,876	0.49 years	5.67%
Due one through five years	19,433	19,617	1.71 years	5.69%
Due five through ten years	74	74	6.99 years	3.85%
Due over ten years	170	170	11.64 years	4.11%
Total	$ 54,274	$ 54,737	0.97 years	5.67%

Investment securities having a book value of $1,367 million and $1,260 million at December 31, 2004 and 2003, respectively, were pledged to collateralize government and trust department deposits in accordance with federal and state requirements and to secure repurchase agreements sold, and as collateral for Federal Home Loan Bank (FHLB) advance borrowings.

At December 31, 2004, $530 million was pledged for government and trust department deposits, $441 million was pledged to secure repurchase agreements and $396 million was pledged as collateral for FHLB advance borrowings. At December 31, 2003, $543 million was pledged for government and trust department deposits, $470 million was pledged to secure repurchase agreements and $247 million was pledged as collateral for FHLB advance borrowings.

In 2004, 2003, and 2002, gross gains of $140,000, $1,507,000 and $113,000, and gross losses of $933,000, $7,567,000 and $295,000 were realized, respectively. Tax benefits related to net securities losses were $278,000 in 2004, $2,121,000 in 2003 and $64,000 in 2002.

5. LOANS

The composition of the loan portfolio is as follows:

December 31 (Dollars in thousands)	2004	2003
Commercial, financial and agricultural	**$ 469,382**	$ 441,165
Real estate:		
Construction	**155,326**	121,160
Residential	**1,190,275**	983,702
Commercial	**752,428**	670,082
Consumer, net	**505,151**	450,145
Leases, net	**48,046**	64,549
Total loans	**$3,120,608**	$2,730,803

Under the Corporation's credit policies and practices, all nonaccrual and restructured commercial, financial, agricultural, construction and commercial real estate loans meet the definition of impaired loans under SFAS No. 114 and 118. Impaired loans as defined by SFAS No. 114 and 118 exclude certain consumer loans, residential real estate loans and lease financing classified as nonaccrual. The majority of the loans deemed impaired were evaluated using the fair value of the collateral as the measurement method.

Nonaccrual and restructured loans are summarized as follows:

December 31 (Dollars in thousands)	2004	2003
Impaired loans:		
Nonaccrual	**$17,873**	$15,921
Restructured	**5,461**	5,452
Total impaired loans	**23,334**	21,373
Other nonaccrual loans	—	—
Total nonaccrual and restructured loans	**$23,334**	$21,373

The allowance for credit losses related to impaired loans at December 31, 2004 and 2003 was $4,667,000 and $4,275,000, respectively. All impaired loans for both periods were subject to a related allowance for credit losses.

The average balance of impaired loans was $22,378,000, $19,913,000 and $20,427,000 for 2004, 2003, and 2002, respectively.

Interest income on impaired loans is recognized after all past due and current principal payments have been made, and collectibility is no longer doubtful. For the years ended December 31, 2004, 2003, and 2002, the Corporation recognized $900,000, $924,000 and $1,080,000, respectively, of interest income on impaired loans, which included $984,000, $632,000 and $833,000, respectively, of interest income recognized using the cash basis method of income recognition.

Certain of the Corporation's executive officers, directors and their affiliates are loan customers of the Corporation's banking subsidiaries. As of December 31, 2004 and 2003, loans aggregating approximately $120,917,000 and $94,541,000, respectively, were outstanding to such parties. During 2004, $77,195,000 of new loans were made and repayments totaled $50,819,000. These loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and involve no unusual risk of collectibility.

6. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

(Dollars in thousands)	2004	2003	2002
Balance, January 1	$63,142	$62,028	$59,959
Allowance for loan losses of acquired bank	4,450	—	—
Provision for loan losses	8,600	12,595	15,043
Losses charged to the reserve	(15,173)	(18,036)	(19,827)
Recoveries	7,309	6,555	6,853
Balance, December 31	**$68,328**	$63,142	$62,028

7. INVESTMENT IN FINANCING LEASES

The following is a summary of the components of the Corporation's affiliates' net investment in direct financing leases:

December 31 (Dollars in thousands)	2004	2003
Total minimum payments to be received	$38,606	$42,695
Estimated unguaranteed residual value of leased property	11,953	24,288
Less unearned income	(2,513)	(2,434)
Total	**$48,046**	$64,549

Minimum lease payments, in thousands, to be received as of December 31, 2004 are:

(In thousands)	
2005	$24,410
2006	6,087
2007	3,648
2008	2,496
2009	1,510
Thereafter	455
Total	**$38,606**

8. PREMISES AND EQUIPMENT

The major categories of premises and equipment and accumulated depreciation are summarized as follows:

December 31 (Dollars in thousands)	2004	2003
Land	$ 13,258	$ 10,105
Buildings	54,256	46,095
Equipment, furniture and fixtures	52,284	46,932
Leasehold improvements	3,248	2,436
Total	**123,046**	105,568
Less accumulated depreciation and amortization	(79,867)	(68,822)
Premises and Equipment, net	**$ 43,179**	$ 36,746

Depreciation and amortization expense amounted to $5,436,000, $5,866,000 and $5,630,000 for the three years ended December 31, 2004, 2003 and 2002, respectively.

The Corporation and its subsidiaries lease certain premises and equipment accounted for as operating leases. The following is a schedule of the future minimum rental payments required for the next five years under such leases with initial terms in excess of one year:

(In thousands)	
2005	$1,331
2006	1,070
2007	905
2008	763
2009	566
Thereafter	440
Total	**$5,075**

Rent expense amounted to $1,362,000, $1,307,000 and $1,120,000, for the three years ended December 31, 2004, 2003 and 2002, respectively.

9. SHORT-TERM BORROWINGS

Short-term borrowings are as follows:

December 31 (Dollars in thousands)	2004	2003
Securities sold under agreements to repurchase and federal funds purchased	$192,483	$367,082
Federal Home Loan Bank advances	78,228	145,050
Other short-term borrowings	7,520	4,627
Total short-term borrowings	**$278,231**	$516,759

The outstanding balances for all short-term borrowings as of December 31, 2004, 2003 and 2002 (in thousands) and the weighted-average interest rates as of year-end and paid during each of the years then ended are as follows:

(Dollars in thousands)	Repurchase Agreements and Federal Funds Purchased	Federal Home Loan Bank Advances	Demand Notes Due U.S. Treasury and Other
2004:			
Ending balance	**$192,483**	**$ 78,228**	**$ 7,520**
Highest month-end balance	**354,195**	**160,050**	**7,520**
Average daily balance	**323,978**	**74,043**	**3,278**
Weighted-average interest rate:			
As of year-end	**1.29%**	**2.31%**	**2.25%**
Paid during the year	**1.17%**	**2.01%**	**1.13%**
2003:			
Ending balance	$367,082	$145,050	$ 4,627
Highest month-end balance	777,707	145,050	9,914
Average daily balance	495,704	16,011	3,613
Weighted-average interest rate:			
As of year-end	1.09%	1.01%	1.00%
Paid during the year	0.50%	1.24%	1.12%
2002:			
Ending balance	$174,086	$ —	$14,792
Highest month-end balance	293,551	70,000	14,792
Average daily balance	206,637	14,923	4,678
Weighted-average interest rate:			
As of year-end	1.13%	—	1.25%
Paid during the year	1.42%	1.80%	2.18%

At December 31, 2004 and 2003, Federal Home Loan Bank (FHLB) advances were collateralized by investment securities owned by the Corporation's affiliate banks and by residential mortgage loans pledged under a blanket agreement by the Corporation's affiliate banks.

See Note 4 of the Notes to Consolidated Financial Statements for the amount of investment securities that are pledged. At December 31, 2004, $797 million of residential mortgage loans were pledged under a blanket agreement to the FHLB by Park's affiliate banks. At December 31, 2003, $738 million of residential mortgage loans were pledged to the FHLB.

10. LONG-TERM DEBT

Long-term debt is listed below:

December 31 (Dollars in thousands)	2004		2003	
Total Federal Home Loan Bank advances by year of maturity:				
2004	**$ —**	**—**	$ 22	5.63%
2005	**22,300**	**5.73%**	208,100	1.41%
2006	**187,581**	**2.65%**	—	—
2007	**188,190**	**2.83%**	84	6.69%
2008	**117,379**	**4.03%**	87,594	4.79%
2009	**73,510**	**4.98%**	70,000	5.04%
Thereafter	**21,833**	**5.52%**	20,177	5.69%
Total	**$610,793**	**3.47%**	$385,977	3.06%
Total broker repurchase agreements by year of maturity:				
2007	**$100,000**	**3.62%**	$100,000	1.14%
2009	**85,000**	**2.56%**	—	—
Total	**$185,000**	**3.13%**	$100,000	1.14%
Total combined long-term debt by year of maturity:				
2004	**$ —**	**—**	$ 22	5.63%
2005	**22,300**	**5.73%**	208,100	1.41%
2006	**187,581**	**2.65%**	—	—
2007	**288,190**	**3.10%**	100,084	1.14%
2008	**117,379**	**4.03%**	87,594	4.79%
2009	**158,510**	**3.68%**	70,000	5.04%
Thereafter	**21,833**	**5.52%**	20,177	5.69%
Total	**$795,793**	**3.39%**	$485,977	2.67%

At December 31, 2004 and 2003, Federal Home Loan Bank (FHLB) advances were collateralized by investment securities owned by the Corporation's affiliate banks and by residential mortgage loans pledged under a blanket agreement by the Corporation's affiliate banks.

See Note 4 of the Notes to Consolidated Financial Statements for the amount of investment securities that are pledged. See Note 9 of the Notes to Consolidated Financial Statements for the amount of residential mortgage loans that are pledged to the FHLB.

11. STOCK OPTION PLAN

The Park National Corporation 1995 Incentive Stock Option Plan ("the Park Plan") was adopted April 17, 1995, amended April 20, 1998, and April 16, 2001. The Park Plan is intended as an incentive to encourage stock ownership by the key employees of the Corporation. The maximum number of common shares with respect to which incentive stock options may be granted under the Park Plan is 1.2 million. Generally, stock options granted under the Park Plan vest immediately. At December 31, 2004, 400,311 options were available for future grants under this plan. Incentive stock options may be granted at a price not less than the fair market value at the date of the grant, and for an option term of up to five years. No additional incentive stock options were granted under this plan in 2005. The plan expired on January 17, 2005.

The Board of Directors of Park approved a new ten year incentive stock option plan at its meeting on January 18, 2005. The new plan would permit a maximum of 1.5 million common shares with respect to which incentive stock options may be granted. To become effective, the new plan must be approved by shareholders at the Park Annual Meeting of Shareholders on April 18, 2005.

All data has been restated, as applicable, for subsequent stock dividends.

	Stock Options	
	Number	Weighted Average Exercise Price per Share
January 1, 2002	472,261	$83.79
Granted	172,594	88.28
Exercised	(52,212)	60.27
Forfeited/Expired	(12,827)	82.63
December 31, 2002	579,816	87.27
Granted	179,125	92.10
Exercised	(60,431)	81.41
Forfeited/Expired	(78,414)	88.82
December 31, 2003	620,096	89.04
Granted	232,178	109.48
Exercised	(75,653)	87.46
Forfeited/Expired	(56,513)	91.48
December 31, 2004	**720,108**	**$95.60**

Range of exercise prices:	$31.47 – $154.02
Weighted-average remaining contractual life:	2.9 Years
Exercisable at year end:	699,860
Weighted-average exercise price of exercisable options:	$95.25

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding as of 12/31/04	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Exercisable as of 12/31/04	Weighted-Average Exercise Price
$30.00 – $80.00	18,313	1.2	$ 64.83	18,313	$ 64.83
$80.01 – $90.00	224,045	2.0	86.41	224,045	86.41
$90. 01 – $100.00	231,977	2.3	91.41	231,977	91.41
$100.01 – $110.00	204,599	4.3	107.74	184,351	107.75
$110.01 – $120.00	13,040	4.4	114.03	13,040	114.03
$120.01 – $160.00	28,134	4.1	126.51	28,134	126.51
	720,108	**2.9**	**$ 95.60**	**699,860**	**$ 95.25**

The Corporation has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. The alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock Based Compensation," requires the use of option valuation models to value employee stock options. Under APB 25, because the exercise price of the Corporation's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The fair value of these options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions for 2004, 2003 and 2002 respectively: risk-free interest rates of 3.36%, 2.74% and 3.82%; a dividend yield of 3.00% for 2004, 2003 and 2002, a volatility factor of the expected market price of the Corporation's common stock of .175%, .170% and .145% and a weighted-average expected option life of 4.0 years. The weighted-average fair value of options granted were $13.88, $10.55 and $10.00 for 2004, 2003 and 2002, respectively.

12. BENEFIT PLANS

The Corporation has a noncontributory defined benefit pension plan covering substantially all of its employees. The plan provides benefits based on an employee's years of service and compensation.

The Corporation's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting purposes.

Using an accrual measurement date of September 30, plan assets for the pension plan are listed below:

(Dollars in thousands)	2004	2003
Change in fair value of plan assets:		
Fair value at beginning of measurement period	**$36,355**	$24,240
Actual return on plan assets	**3,830**	5,114
Company contributions	**—**	9,880
Benefits paid	**(2,844)**	(2,879)
Fair value at end of measurement period	**$37,341**	$36,355

The asset allocation for the defined benefit pension plan as of the measurement date, by asset category, is as follows:

		Percentage of Plan Assets	
Asset Category	Target Allocation	2004	2003
Equity securities	50% – 100%	**84%**	81%
Fixed income and cash equivalents	remaining balance	**16%**	19%
Other	—	—	—
Total	—	**100%**	100%

The investment policy, as established by the Retirement Plan Committee, is to invest assets per the target allocation stated above. Assets will be reallocated periodically based on the investment strategy of the Retirement Plan Committee. The investment policy is reviewed periodically.

The expected long-term rate of return on plan assets is 7.75% in 2004 and 2003. This return is based on the expected return of each of the asset categories, weighted based on the median of the target allocation for each class.

Using an actuarial measurement date of September 30, benefit obligation activity is listed as follows:

(Dollars in thousands)	2004	2003
Change in benefit obligation:		
Projected benefit obligation at beginning of measurement period	**$39,948**	$33,885
Service cost	**2,502**	2,095
Interest cost	**2,577**	2,347
Actuarial loss or (gain)	**2,986**	4,500
Benefits paid	**(2,844)**	(2,879)
Projected benefit obligation at the end of measurement period	**$45,169**	$39,948

The accumulated benefit obligation for the defined benefit pension plan was $37,167,000 at September 30, 2004 and $33,148,000 at September 30, 2003.

The weighted average assumptions used to determine benefit obligations at September 30, were as follows:

	2004	2003
Discount rate	**6.00%**	6.25%
Rate of compensation increase	**3.75%**	4.00%

The estimated future pension benefit payments reflecting expected future service for the next ten years are shown below in thousands:

2005	**$ 1,118**
2006	**1,338**
2007	**1,561**
2008	**1,741**
2009	**1,947**
2010 – 2014	**16,252**
Total	**$23,957**

The following table displays the funded status of the defined benefit pension plan which is computed by taking the difference between the fair value of the plan assets and the projected benefit obligation at the measurement date of September 30. The following table also provides information on the prepaid benefit cost at September 30.

(Dollars in thousands)	2004	2003
Funded status	**$(7,828)**	$(3,593)
Unrecognized prior service cost	**250**	262
Unrecognized net actuarial loss	**10,435**	8,987
Prepaid benefit cost	**$ 2,857**	$ 5,656

Using an actuarial measurement date of September 30, components of net periodic benefit cost are as follows:

(Dollars in thousands)	2004	2003	2002
Components of net periodic benefit cost:			
Service cost	**$ 2,502**	$ 2,095	$ 2,047
Interest cost	**2,577**	2,347	2,261
Expected return on plan assets	**(2,789)**	(2,138)	(2,197)
Amortization of prior service cost	**12**	12	(7)
Recognized net actuarial loss/(gain)	**497**	339	—
Benefit cost	**$ 2,799**	$ 2,655	$ 2,104

The weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, follows:

	2004	2003
Discount rate	**6.25%**	7.00%
Rate of compensation increase	**4.00%**	4.00%
Expected long-term return on plan assets	**7.75%**	8.00%

The Corporation has a voluntary salary deferral plan covering substantially all of its employees. Eligible employees may contribute a portion of their compensation subject to a maximum statutory limitation. The Corporation provides a matching contribution established annually by the Corporation. Contribution expense for the Corporation was $1,452,000, $1,393,000 and $1,240,000 for 2004, 2003 and 2002, respectively.

The Corporation has a Supplemental Executive Retirement Plan (SERP) covering certain key officers of the Corporation and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. At December 31, 2004 and 2003, the accrued benefit cost for this plan totaled $4,441,000 and $4,212,000, respectively. The expense for the Corporation was $636,000, $1,236,000, and $660,000 for 2004, 2003, and 2002, respectively.

13. FEDERAL INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities are as follows:

December 31 (Dollars in thousands)	2004	2003
Deferred tax assets:		
Allowance for loan losses	**$23,915**	$22,070
Intangible assets	**2,743**	3,946
Deferred compensation	**3,638**	3,723
Other	**3,270**	2,650
Total deferred tax assets	**$33,566**	$32,389
Deferred tax liabilities:		
Lease revenue reporting	**$ 6,293**	$10,756
Accumulated other comprehensive income	**6,700**	10,206
Deferred investment income	**9,998**	7,642
Mortgage servicing rights	**3,333**	3,214
Other	**830**	272
Total deferred tax liabilities	**27,154**	32,090
Net deferred tax assets	**$ 6,412**	$ 299

The components of the provision for federal income taxes are shown below:

(Dollars in thousands)	2004	2003	2002
Currently payable	**$40,284**	$39,972	$39,115
Deferred	**(2,542)**	(3,661)	(3,519)
Total	**$37,742**	$36,311	$35,596

The following is a reconcilement of federal income tax expense to the amount computed at the statutory rate of 35% for the years ended December 31, 2004, 2003 and 2002.

December 31	2004	2003	2002
Statutory corporate tax rate	**35.0%**	35.0%	35.0%
Changes in rates resulting from:			
Tax-exempt interest income	**(1.7%)**	(2.1%)	(2.4%)
Tax credits (low income housing)	**(2.2%)**	(2.1%)	(1.9%)
Other	**(1.9%)**	(1.3%)	(1.3%)
Effective tax rate	**29.2%**	29.5%	29.4%

Park and its subsidiary banks do not pay state income tax to the State of Ohio, but pay a franchise tax based on their year-end equity. The franchise tax expense is included in state tax expense and was $2.5 million in 2004, $2.5 million in 2003 and $2.3 million in 2002.

14. OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income components and related taxes are shown in the following table for the years ended December 31, 2004, 2003 and 2002.

Year ended December 31 (Dollars in thousands)	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
2004:			
Unrealized losses on available-for-sale securities	**$(10,811)**	**$(3,784)**	**$(7,027)**
Reclassification adjustment for losses realized in net income	**793**	**278**	**515**
Other comprehensive loss	**$(10,018)**	**$(3,506)**	**$(6,512)**
2003:			
Reverse additional minimum liability for pension plan	$ 2,458	$ 860	$ 1,598
Unrealized losses on available-for-sale securities	(13,847)	(4,846)	(9,001)
Reclassification adjustment for losses realized in net income	6,060	2,121	3,939
Other comprehensive loss	$ (5,329)	$(1,865)	$(3,464)

Year ended December 31 (Dollars in thousands)	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
2002:			
Additional minimum liability for pension plan	$ (2,458)	$ (860)	$(1,598)
Unrealized gains on available-for-sale securities	23,372	8,179	15,193
Reclassification adjustment for losses realized in net income	182	64	118
Other comprehensive income	$ 21,096	$ 7,383	$13,713

15. EARNINGS PER SHARE

SFAS No. 128, "Earnings Per Share" requires the reporting of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

Year ended December 31 (Dollars in thousands, except per share data)	2004	2003	2002
Numerator:			
Net income	**$ 91,507**	$ 86,878	$ 85,579
Denominator:			
Basic earnings per share: Weighted-average shares	**14,344,771**	14,458,899	14,572,456
Effect of dilutive securities – stock options	**141,556**	92,523	32,701
Diluted earnings per share: Adjusted weighted-average shares and assumed conversions	**14,486,327**	14,551,422	14,605,157
Earnings per share:			
Basic earnings per share	**$6.38**	$6.01	$5.87
Diluted earnings per share	**$6.32**	$5.97	$5.86

16. DIVIDEND RESTRICTIONS

Bank regulators limit the amount of dividends a subsidiary bank can declare in any calendar year without obtaining prior approval. At December 31, 2004, approximately $16,258,000 of the total stockholders' equity of the bank subsidiaries is available for the payment of dividends to the Corporation, without approval by the applicable regulatory authorities.

17. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

The total amounts of off-balance sheet financial instruments with credit risk are as follows:

December 31 (Dollars in thousands)	2004	2003
Loan commitments	**$630,041**	$577,998
Unused credit card limits	**139,056**	141,442
Standby letters of credit	**15,179**	22,300

The loan commitments are generally for variable rates of interest.

The Corporation grants retail, commercial and commercial real estate loans to customers primarily located in Central Ohio. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Although the Corporation has a diversified loan portfolio, a substantial portion of the borrowers' ability to honor their contracts is dependent upon the economic conditions in each borrower's geographic location.

18. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Interest bearing deposits with other banks: The carrying amounts reported in the balance sheet for interest bearing deposits with other banks approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Bank owned life insurance: The carrying amounts reported in the balance sheet for bank owned life insurance approximate those assets' fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Off-balance sheet instruments: Fair values for the Corporation's loan commitments and standby letters of credit are based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standing.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and noninterest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings approximate their fair values.

Long-term debt: Fair values for long-term debt are estimated using a discounted cash flow calculation that applies interest rates currently being offered on long-term debt to a schedule of monthly maturities.

The fair value of financial instruments at December 31, 2004 and 2003 is as follows:

December 31, (In thousands)	2004 Carrying Amount	2004 Fair Value	2003 Carrying Amount	2003 Fair Value
Financial assets:				
Cash and federal funds sold	**$ 161,829**	**$ 161,829**	$ 169,782	$ 169,782
Interest bearing deposits with other banks	**2,096**	**2,096**	50	50
Investment securities	**1,926,782**	**1,927,948**	1,991,226	1,992,260
Bank owned life insurance	**94,909**	**94,909**	82,570	82,570
Loans:				
Commercial, financial and agricultural	**469,382**	**469,382**	441,165	441,165
Real estate:				
Construction	**155,326**	**155,326**	121,160	121,160
Residential	**1,190,275**	**1,188,930**	983,702	990,145
Commercial	**752,428**	**747,289**	670,082	673,319
Consumer, net	**505,151**	**499,933**	450,145	457,725
Total loans	**3,072,562**	**3,060,860**	2,666,254	2,683,514
Allowance for loan losses	**(68,328)**	**—**	(63,142)	—
Loans receivable, net	**$3,004,234**	**$3,060,860**	$2,603,112	$2,683,514
Financial liabilities:				
Noninterest bearing checking	**$ 630,882**	**$ 630,882**	$ 547,793	$ 547,793
Interest bearing checking	**594,874**	**594,874**	555,230	555,230
Savings	**632,942**	**632,942**	573,893	573,893
Money market accounts	**303,701**	**303,701**	233,170	233,170
Time deposits	**1,525,613**	**1,520,609**	1,502,619	1,515,196
Other	**1,849**	**1,849**	1,544	1,544
Total deposits	**$3,689,861**	**$3,684,857**	$3,414,249	$3,426,826
Short-term borrowings	**278,231**	**278,231**	516,759	516,759
Long-term debt	**795,793**	**801,315**	485,977	498,632
Unrecognized financial instruments:				
Loan commitments	**—**	**(630)**	—	(578)
Standby letters of credit	**—**	**(76)**	—	(112)

19. CAPITAL RATIOS

The following table reflects various measures of capital at December 31, 2004 and December 31, 2003.

December 31, (Dollars in thousands)	2004 Amount	2004 Ratio	2003 Amount	2003 Ratio
Total equity (1)	**$562,561**	**10.39%**	$543,041	10.79%
Tier 1 capital (2)	**508,279**	**15.16%**	510,456	16.51%
Total risk-based capital (3)	**550,675**	**16.43%**	549,650	17.78%
Leverage (4)	**508,279**	**10.10%**	510,456	10.79%

(1) Computed in accordance with generally accepted accounting principles, including accumulated other comprehensive income.

(2) Stockholders' equity less certain intangibles and accumulated other comprehensive income; computed as a ratio to risk-adjusted assets as defined.

(3) Tier 1 capital plus qualifying loan loss allowance; computed as a ratio to risk-adjusted assets, as defined.

(4) Tier 1 capital computed as a ratio to average total assets less certain intangibles.

At December 31, 2004 and 2003, the Corporation's Tier 1 capital, total risk-based capital and leverage ratios were well above both the required minimum levels of 4.00%, 8.00% and 4.00%, respectively and the well-capitalized levels of 6.00%, 10.00% and 5.00%, respectively.

At December 31, 2004, and 2003, all of the Corporation's subsidiary financial institutions met the well-capitalized levels under the capital definitions prescribed in the FDIC Improvement Act of 1991. The following table indicates the capital ratios for each subsidiary at December 31, 2004 and December 31, 2003.

December 31	2004 Tier 1 Risk-Based	2004 Total Risk-Based	2004 Leverage	2003 Tier 1 Risk-Based	2003 Total Risk-Based	2003 Leverage
Park National Bank	**7.71%**	**11.04%**	**5.24%**	8.16%	11.63%	5.38%
Richland Trust Company	**10.23%**	**11.49%**	**5.64%**	9.94%	11.20%	5.77%
Century National Bank	**8.40%**	**10.29%**	**8.02%**	9.48%	11.83%	5.81%
First-Knox National Bank	**8.44%**	**12.26%**	**5.37%**	8.71%	12.60%	5.46%
United Bank, N.A.	**10.88%**	**12.14%**	**5.70%**	10.38%	11.64%	5.56%
Second National Bank	**8.84%**	**12.17%**	**5.48%**	8.89%	12.36%	5.43%
Security National Bank	**9.43%**	**13.84%**	**5.10%**	7.94%	12.11%	5.34%
Citizens National Bank	**11.76%**	**16.67%**	**5.68%**	11.72%	16.59%	5.80%

20. SEGMENT INFORMATION

The Corporation's segments are its banking subsidiaries. The operating results of the banking subsidiaries are monitored closely by senior management and each president of the subsidiary and division are held accountable for their results. Information about reportable segments follows. See Note 2 for a detailed description of individual banking subsidiaries.

Operating Results for the year ended December 31, 2004 (In thousands)	PNB	RTC	CNB	FKNB	UB	SNB	SEC	CIT	All Others	Total
Net interest income	**$ 63,050**	**$ 21,992**	**$ 19,725**	**$ 32,329**	**$ 10,074**	**$ 15,477**	**$ 31,939**	**$ 7,252**	**$ 10,453**	**$ 212,291**
Provision for loan losses	**3,230**	**735**	**965**	**1,695**	**320**	**(15)**	**430**	**580**	**660**	**8,600**
Other income	**21,401**	**4,339**	**5,210**	**6,766**	**1,722**	**2,079**	**8,257**	**1,253**	**821**	**51,848**
Depreciation and amortization	**1,708**	**388**	**520**	**693**	**197**	**334**	**1,183**	**197**	**216**	**5,436**
Other expense	**36,827**	**10,549**	**11,413**	**15,995**	**6,071**	**7,282**	**18,649**	**4,284**	**9,784**	**120,854**
Income before taxes	**42,686**	**14,659**	**12,037**	**20,712**	**5,208**	**9,955**	**19,934**	**3,444**	**614**	**129,249**
Federal income taxes	**13,808**	**4,906**	**3,972**	**6,864**	**1,685**	**3,096**	**6,485**	**1,112**	**(4,186)**	**37,742**
Net income	**$ 28,878**	**$ 9,753**	**$ 8,065**	**$ 13,848**	**$ 3,523**	**$ 6,859**	**$ 13,449**	**$ 2,332**	**$ 4,800**	**$ 91,507**
Balances at December 31, 2004:										
Assets	**$1,662,200**	**$511,681**	**$782,393**	**$756,454**	**$236,658**	**$445,158**	**$917,084**	**$200,795**	**$ (99,839)**	**$5,412,584**
Loans	**1,011,912**	**277,812**	**540,607**	**479,348**	**101,628**	**196,577**	**436,718**	**69,830**	**6,176**	**3,120,608**
Deposits	**1,182,804**	**386,652**	**530,082**	**488,748**	**182,578**	**262,271**	**571,580**	**131,873**	**(46,727)**	**3,689,861**
Operating Results for the year ended December 31, 2003 (In thousands)										
Net interest income	$ 61,254	$ 21,081	$ 19,180	$ 31,459	$ 8,615	$ 13,962	$ 31,631	$ 6,493	$ 8,962	$ 202,637
Provision for loan losses	5,385	845	2,025	1,997	110	360	1,471	(35)	437	12,595
Other income	22,980	4,713	5,584	6,801	2,492	2,541	8,437	1,272	703	55,523
Depreciation and amortization	1,988	406	506	685	245	435	1,164	238	199	5,866
Other expense	35,575	9,759	10,850	15,547	5,705	6,853	19,175	4,236	8,810	116,510
Income before taxes	41,286	14,784	11,383	20,031	5,047	8,855	18,258	3,326	219	123,189
Federal income taxes	12,861	5,036	3,754	6,403	1,580	2,654	5,892	1,065	(2,934)	36,311
Net income	$ 28,425	$ 9,748	$ 7,629	$ 13,628	$ 3,467	$ 6,201	$ 12,366	$ 2,261	$ 3,153	$ 86,878
Balances at December 31, 2003:										
Assets	$1,636,753	$576,461	$495,594	$727,543	$245,175	$400,233	$922,334	$204,691	$(173,828)	$5,034,956
Loans	927,663	260,726	293,242	462,758	93,669	182,980	436,873	69,652	3,240	2,730,803
Deposits	1,084,537	386,507	340,657	478,207	181,259	276,267	572,031	131,853	(37,069)	3,414,249

Operating Results for the year ended December 31, 2002 (In thousands)

	PNB	RTC	CNB	FKNB	UB	SNB	SEC	CIT	All Others	Total
Net interest income	$ 61,793	$ 22,277	$ 19,599	$ 30,484	$ 8,762	$ 13,582	$ 34,031	$ 6,643	$ 8,161	$ 205,332
Provision for loan losses	6,590	1,995	880	2,963	205	225	1,090	705	390	15,043
Other income	21,550	3,662	5,561	6,055	1,834	1,950	8,269	1,505	464	50,850
Depreciation and amortization	2,026	378	455	669	257	443	933	277	192	5,630
Other expense	33,895	12,214	10,553	14,607	5,694	6,940	18,846	4,251	7,334	114,334
Income before taxes	40,832	11,352	13,272	18,300	4,440	7,924	21,431	2,915	709	121,175
Federal income taxes	12,524	3,844	4,435	5,654	1,295	2,299	6,824	896	(2,175)	35,596
Net income	$ 28,308	$ 7,508	$ 8,837	$ 12,646	$ 3,145	$ 5,625	$ 14,607	$ 2,019	$ 2,884	$ 85,579
Balances at December 31, 2002:										
Assets	$1,509,224	$470,775	$427,107	$661,338	$192,574	$333,374	$829,928	$166,424	$(144,119)	$4,446,625
Loans	872,341	257,535	278,644	461,014	97,001	176,501	467,049	80,257	1,845	2,692,187
Deposits	1,167,628	374,094	335,318	484,411	167,887	269,024	593,783	128,096	(25,106)	3,495,135

Reconciliation of financial information for the reportable segments to the Corporation's consolidated totals.

(In thousands)	Net Interest Income	Depreciation Expense	Other Expense	Income Taxes	Assets	Deposits
2004:						
Totals for reportable segments	**$201,838**	**$5,220**	**$111,070**	**$41,928**	**$5,512,423**	**$3,736,588**
Elimination of intersegment items	—	—	—	—	**(173,856)**	**(46,727)**
Parent Co. and GFC totals – not eliminated	**10,453**	**65**	**9,784**	**(4,186)**	**74,017**	—
Other items	—	**151**	—	—	—	—
Totals	**$212,291**	**$5,436**	**$120,854**	**$37,742**	**$5,412,584**	**$3,689,861**
2003:						
Totals for reportable segments	$193,675	$5,667	$107,702	$39,245	$5,208,784	$3,451,318
Elimination of intersegment items	—	—	—	—	(237,240)	(37,069)
Parent Co. and GFC totals – not eliminated	8,962	48	8,808	(2,934)	63,412	—
Other items	—	151	—	—	—	—
Totals	$202,637	$5,866	$116,510	$36,311	$5,034,956	$3,414,249
2002:						
Totals for reportable segments	$197,171	$5,438	$107,000	$37,771	$4,590,744	$3,520,241
Elimination of intersegment items	—	—	—	—	(198,364)	(25,106)
Parent Co. and GFC totals – not eliminated	8,161	42	7,334	(2,175)	54,245	—
Other items	—	150	—	—	—	—
Totals	$205,332	$5,630	$114,334	$35,596	$4,446,625	$3,495,135

21. PARENT COMPANY STATEMENTS

The Parent Company statements should be read in conjunction with the consolidated financial statements and the information set forth below.

Investments in subsidiaries are accounted for using the equity method of accounting.

The effective tax rate for the Parent Company is substantially less than the statutory rate due principally to tax-exempt dividends from subsidiaries.

Cash represents noninterest bearing deposits with a bank subsidiary.

Net cash provided by operating activities reflects cash payments for income taxes of $4,537,000, $3,339,000 and $1,621,000 in 2004, 2003, and 2002, respectively.

At December 31, 2004 and 2003, stockholders' equity reflected in the Parent Company balance sheet includes $130.5 million and $136.8 million, respectively, of undistributed earnings of the Corporation's subsidiaries which are restricted from transfer as dividends to the Corporation.

Balance Sheets

at December 31, 2004 and 2003

(In thousands)	2004	2003
Assets:		
Cash	**$123,418**	$119,318
Investment in subsidiaries	**353,966**	312,677
Debentures receivable from subsidiary banks	**56,000**	56,000
Other investments	**1,308**	1,590
Dividends receivable from subsidiaries	**26,400**	51,900
Other assets	**47,027**	43,192
Total assets	**$608,119**	$584,677
Liabilities:		
Dividends payable	**$ 12,891**	$ 12,131
Other liabilities	**32,667**	29,505
Total liabilities	**45,558**	41,636
Total stockholders' equity	**562,561**	543,041
Total liabilities and stockholders' equity	**$608,119**	$584,677

Statements of Income

for the years ended December 31, 2004, 2003 and 2002

(In thousands)	2004	2003	2002
Income:			
Dividends from subsidiaries	**$83,000**	$69,200	$85,300
Interest and dividends	**6,461**	6,448	6,443
Other	**774**	684	436
Total income	**90,235**	76,332	92,179
Expense:			
Other, net	**8,199**	7,668	6,452
Total expense	**8,199**	7,668	6,452
Income before federal taxes and equity in undistributed earnings of subsidiaries	**82,036**	68,664	85,727
Federal income tax benefit	**4,791**	3,253	2,327
Income before equity in undistributed earnings of subsidiaries	**86,827**	71,917	88,054
Equity in undistributed earnings of subsidiaries	**4,680**	14,961	(2,475)
Net income	**$91,507**	$86,878	$85,579

Statements of Cash Flows

for the years ended December 31, 2004, 2003 and 2002

(In thousands)	2004	2003	2002
Operating activities:			
Net income	**$91,507**	$86,878	$85,579
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiaries	**(4,680)**	(14,961)	2,475
Decrease (increase) in dividends receivable from subsidiaries	**25,500**	24,875	(18,275)
Increase in other assets	**(3,833)**	(5,385)	(9,239)
Increase in other liabilities	**3,689**	5,147	4,885
Net cash provided by operating activities	**112,183**	96,554	65,425
Investing activities:			
Cash paid for acquisition, net	**(43,645)**	—	—
Sale of investment securities	**277**	447	161
Other, net	**—**	—	189
Net cash (used in) provided by investing activities	**(43,368)**	447	350
Financing activities:			
Cash dividends paid	**(48,231)**	(45,742)	(42,292)
Proceeds from issuance of common stock	**144**	130	—
Cash payment for fractional shares	**(252)**	(3)	(3)
Purchase of treasury stock, net	**(16,376)**	(3,383)	(15,194)
Net cash used in financing activities	**(64,715)**	(48,998)	(57,489)
Increase in cash	**4,100**	48,003	8,286
Cash at beginning of year	**119,318**	71,315	63,029
Cash at end of year	**$123,418**	$119,318	$71,315

NOTES